As filed with the Securities and Exchange Commission on September 4, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

BIOLASE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3843	87-0442441
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4 Cromwell

Irvine, California 92618

(949) 361-1200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Todd A. Norbe

President and Chief Executive Officer

BIOLASE, Inc.

4 Cromwell

Irvine, California 92618

(949) 361-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Gordon Beth E. Berg Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000	Lawrence G. Nusbaum Gusrae Kaplan Nusbaum PLLC 120 Wall Street New York, New York 10005 (212) 269-1400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	9,000,000	$0.965	$8,685,000	$1,052.63

(1)	Includes the additional shares of common stock that the underwriters have an option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on an average of the high and low reported sales prices of the registrant’s common stock, as reported on the Nasdaq Stock Market on August 30, 2019.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2019

PROSPECTUS

                     Shares

BIOLASE, Inc.

Common Stock

$                per share

We are selling                shares of our common stock. Our common stock is traded on The Nasdaq Capital Market under the symbol “BIOL.” On September 3, 2019, the last reported sale price for our common stock on The Nasdaq Capital Market was $1.06 per share.

Investing in our common stock involves substantial risks. Please read carefully the section entitled “Risk Factors ” beginning on page 6 of this prospectus, as well as the other information included or incorporated by reference in this prospectus, before buying any shares of our common stock.

	Per Share	Total(2)
Public offering price	$	$
Underwriting discounts and commissions to be paid by us(1)	$	$
Proceeds, before expenses, to us	$	$

(1)

We will reimburse the underwriters for certain expenses. See the section of this prospectus entitled “Underwriting” for additional disclosure regarding underwriting discounts, commissions and expenses.

(2)	Assumes no exercise of the underwriters’ over-allotment option described below.

To the extent that the underwriters sell more than              shares of our common stock, the underwriters have the option to purchase up to an additional              shares of our common stock from us at the public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Delivery of the shares is expected to be made on or about             , 2019.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Benchmark Company	Dougherty & Company LLC

The date of this prospectus is             , 2019.

ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any related free writing prospectus that we may authorize to be provided to you and the other information to which we refer you. We have not authorized anyone to provide you with different or additional information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus or any related free writing prospectus is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any related free writing prospectus, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

We urge you to carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information.”

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “BIOLASE,” “Company,” “we,” “us” and “our” or similar references to refer to BIOLASE, Inc., a Delaware corporation, together with its consolidated subsidiaries.

i

INDUSTRY AND MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights certain information contained in greater detail elsewhere in this prospectus or incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. Accordingly, you should carefully read this prospectus, any related free writing prospectus that we have authorized for use in connection with the offering, and the documents incorporated by reference herein, including the information included under the heading “Risk Factors” in this prospectus, before you invest in our common stock.

Our Company

We are a leading provider of advanced laser systems for the dental industry. We develop, manufacture, market, and sell laser systems that provide significant benefits for dental practitioners and their patients. Our proprietary systems allow dentists, periodontists, endodontists, oral surgeons, and other dental specialists to perform a broad range of minimally invasive dental procedures, including cosmetic, restorative, and complex surgical applications. Our laser systems are designed to provide clinically superior results for many types of dental procedures compared to those achieved with drills, scalpels, and other conventional instruments. Patient benefits include less pain, fewer shots, faster healing, decreased fear and anxiety, and fewer appointments. Practitioner benefits include improved patient care and the ability to perform a higher volume and wider variety of procedures and generate more patient referrals.

Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for all-tissue dental laser systems that provide superior clinical outcomes, reduce the need to use anesthesia, help reduce trauma, pain, and discomfort associated with dental procedures, and increase patient acceptance for treatment protocols. We also believe there is a growing awareness among consumers globally of the value and importance of oral health and its connections to overall systemic health and wellness. Studies indicate a link between periodontitis and other health conditions such as heart disease, diabetes, and stroke.

As of 2018, according to the American Dental Association, there were 199,486 active private dental practitioners in the U.S. According to the World Health Organization, there were 1.8 million dentists worldwide in 2012. An April 2019 study published by Grandview Research estimated the global dental equipment market to be $7.7 billion in 2018 and projected it to grow at a compound annual rate of 4.5% through 2025. Factors cited contributing to the growth include rising demand for dental procedures, prevalence of dental disorders, a rising geriatric population, and demand for preventive, restorative, and surgical services. The study also highlighted that dental laser equipment is expected to be the fastest growing segment with compound annual growth of 6.8% over the forecast period. We believe that all-tissue laser systems have penetrated only 7% of U.S. dental practices and 1.4% worldwide. We believe we have a strong position to be able to capture a significant portion of this growth as, according to a 2017 report by Data Bridge Market Research, we had approximately a 58% market share for dental lasers globally.

We offer two categories of laser system products: Waterlase (all-tissue) systems and diode (soft-tissue) systems. Our flagship brand, the Waterlase, uses a patented combination of water and laser energy to perform most procedures currently performed using drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. We also offer our diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening. We have approximately 153 issued and 80 pending United States and international patents, the majority of which are related to Waterlase technology. From 1998 through June 30, 2019, we sold over 39,600 laser systems in over 80 countries around the world.

We also manufacture and sell consumable products and accessories for our laser systems. Our Waterlase and diode systems use disposable laser tips of differing sizes and shapes depending on the procedure being performed. We also market flexible fibers and hand pieces that dental practitioners replace after initially purchasing laser systems. For our Epic systems, we sell teeth whitening gel kits. In the last three years, the sale of lasers accounted for approximately 60% of our total sales, and consumables, accessories, and services accounted for approximately 40% of our total sales.

In 2018, we decided to change our business model away from a research and development-focused organization and to shift our focus and resources to more of a customer-centric sales organization. While our previous business model enabled us to produce quality products and build a leading position in the dental laser industry, it also resulted in low growth and unprofitable operations. Since 2018, we have made strategic personnel additions to senior management to bring a more operationally-driven management approach and refocused our energies on commercialization, worldwide competitiveness, and better serving our professional customers and their patients. As part of these initiatives, we have streamlined operations, improved margins, and instituted a strategy that we believe will enable us to achieve profitable growth. Specifically, we have made the following changes in our efforts to turn the business around and set it on a path for growth:

•	Transitioned our salesforce to be customer and relationship driven versus primarily transaction driven,

•	Eliminated underperforming sales territories,

•	Placed more emphasis on the sale of higher margin consumables and equipment,

•	Reduced overall headcount by approximately 15% since January 2018 and shifted personnel from engineering and research and development to commercial activities,

•

Outsourced some of our manufacturing, phased out our non-accretive margin imaging business, and implemented a number of other manufacturing cost saving initiatives, which resulted in an improvement to gross margins, which were approximately 39% in our latest fiscal quarter ended June 30, 2019 compared to 35% in the same quarter a year ago,

•	Decreased operating expenses by 25% in our latest fiscal quarter ended June 30, 2019 compared to the same quarter a year ago, and

•	Worked to identify more cost-effective space for the move of our corporate office and manufacturing facility in 2020.

Simultaneous with these initiatives, we have been implementing a growth strategy, which includes increasing awareness of our solutions among dental practitioners, educators, and patients, and strengthening customer training, clinical education, and sales and distribution capabilities. We intend to increase the use of our systems among dentists worldwide through:

•	New customer targeting programs including improved dentist “Lunch and Learn” meetings,

•	Enhanced sales management,

•	Leveraging additional clinical data,

•	Targeting dental chains and dental service organizations who appreciate the advantages of our systems to differentiate the quality of their services, and

•	Leveraging our recently implemented customer relationship management system.

We expect our cost-saving, operating, and sales initiatives to enable us to resume growth and achieve break-even EBITDA in the fourth quarter of 2019.

For additional information about our Company, please refer to other documents we have filed with the Securities and Exchange Commission (“SEC”) and that are incorporated by reference into this prospectus, as listed under the heading “Incorporation of Certain Information by Reference.”

Our principal executive offices are located at 4 Cromwell, Irvine, California 92618. Our telephone number is (949) 361-1200. Additional information can be found on our website, at www.biolase.com, and in our periodic and current reports filed with the SEC. Copies of our current and periodic reports filed with the SEC are available at the SEC’s website at www.sec.gov and our website at www.biolase.com. No portion of our website is incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us, excluding underwriters’ over-allotment option	shares

Underwriters’ over-allotment option	To the extent that the underwriters sell more than shares of our common stock, the underwriters have the option to purchase up to an additional shares of our common stock from us at the public offering price less the underwriting discount, within 30 days from the date of this prospectus. See “Underwriting.”

Common stock outstanding immediately after the offering (1)	shares (or shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of the offering for working capital, including new product development, launch and subsequent scale-ups, as well as other general corporate purposes. See “Use of Proceeds.”

Nasdaq Stock Market symbol	BIOL

Transfer agent	Computershare Trust Company, N.A.

Risk factors	Investing in our common stock involves substantial risks. Please read carefully the section entitled “Risk Factors” beginning on page 6 of this prospectus, as well as the other information included or incorporated by reference in this prospectus, before buying any shares of our common stock.

(1)	Based on 21,914,402 shares of our common stock issued and outstanding as of August 30, 2019.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 has been derived from our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein. The following summary consolidated financial data for the six months ended June 30, 2019 and 2018 and as of June 30, 2019 has been derived from our unaudited consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which is incorporated by reference in this prospectus. The unaudited condensed consolidated interim financial statement data has been prepared on a basis consistent with which our audited consolidated financial statements have been prepared, except income taxes for the interim period which are based on the estimated effective tax for the full year. These interim results are not necessarily indicative of results to be expected for the full year.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and the other financial and statistical information included in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference in this prospectus. See the section in this prospectus entitled “Incorporation of Certain Information by Reference” for more information regarding documents incorporated by reference herein. The summary consolidated financial and other data provided below does not purport to indicate results of operations as of any future date or for any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data:
Net revenues	$18,971	$22,174	$46,155	$46,926	$51,810
Gross profit	6,901	7,341	16,895	15,126	20,308
Loss from operations	(7,702)	(9,863)	(20,885)	(18,038)	(14,962)
Loss before income tax provision	(8,757)	(9,890)	(21,453)	(17,433)	(15,220)
Net loss attributable to common stockholders	$(8,799)	$(9,932)	$(21,516)	$(20,829)	$(17,555)
Net loss per share:
Basic	$(0.41)	$(0.48)	$(1.05)	$(1.41)	$(1.45)
Diluted	(0.41)	(0.48)	(1.05)	(1.41)	(1.45)

	As of June 30,	As of December 31,
	2019	2018	2017
	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,720	$8,044	$11,645
Total assets	32,362	38,516	42,984
Term loan (net of discount and debt issuance costs on term loan)	13,328	10,836	—
Total stockholders’ equity	3,792	11,089	29,260

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider the following risk factors before making an investment decision. Additional risks and uncertainties not presently known to us or that we presently consider to be immaterial could also adversely affect us. If any of those risks or uncertainties come to fruition, our business, financial condition, results of operations, cash flows, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Operations

Although our consolidated financial statements have been prepared on a going concern basis, our management and independent auditors in their report accompanying our consolidated financial statements for the year ended December 31, 2018, believe that our recurring losses and negative cash flows from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2018.

Our audited consolidated financial statements for the fiscal year ended December 31, 2018 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States. The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. Thus, our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, negative cash flow, potential need for additional capital and the uncertainties surrounding our ability to raise such funding, raise substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next 12 months and be able to discharge our liabilities and commitments in the normal course of business, we must sell our products directly to end-users and through distributors, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through expansion of our product offerings, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the dental and medical industries, educating dental and medical patients as to the benefits of our advanced medical technologies, and reducing expenses. If we are unable to increase sales, reduce expenses or raise sufficient additional capital we may be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and stockholders could lose all or part of their investment in our common stock.

We have experienced net losses for each of the past three years and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of approximately $225.5 million at June 30, 2019. We recorded net losses of approximately $21.5 million, $16.9 million, and $15.4 million for the years ended December 31, 2018, 2017, and 2016, respectively. In order to achieve profitability, we must increase net revenue through new sales and control our costs. Failure to increase our net revenue and decrease our costs could cause our stock price to decline and could have a material adverse effect on our business, financial condition, and results of operations.

We are vulnerable to continued global economic uncertainty and volatility in financial markets.

Our business is highly sensitive to changes in general economic conditions as a seller of capital equipment to end users in dental professional practices. Financial markets inside the United States and internationally have experienced extreme disruption in recent times, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, and declining valuations of investments. We believe these disruptions are likely to have an ongoing adverse effect on the world economy. A continuing economic downturn and financial market disruptions could have a material adverse effect on our business, financial condition, and results of operations, including by:

•	reducing demand for our products and services, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty of collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets; and

•	resulting in supply interruptions, which could disrupt our ability to produce our products.

We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

To remain competitive, we must continue to make significant investments in the development of our products, the expansion of our sales and marketing activities, and the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our stockholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our common stock. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the dental or medical device industries;

•	the perception of our business in the capital markets;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies and could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends, in part, on our relationships with, and the efforts of, third-party distributors.

We rely on exclusive and non-exclusive third-party distributors for a portion of our sales in North America and a majority of our sales in countries outside of the U.S. For the fiscal years ended December 31, 2018, 2017, and 2016, revenue from distributors accounted for approximately 34%, 32%, and 30% of our total net revenue, respectively. Our distributors have significant discretion in determining the efforts and resources they apply to the sale of our products, and we face significant challenges and risks in expanding, training, and managing our third-party distributors, particularly given their geographically dispersed operations. Our distributors may not commit the necessary resources to market and sell our products to the level of our expectations, and, regardless of the resources they commit, they may not be successful. From time to time, we may face competition or pricing pressure from one or more of our non-exclusive distributors in certain geographic areas where those distributors are selling inventory to the same customer base as us. Additionally, most of our distributor agreements can be terminated with limited notice, and we may not be able to replace any terminating distributor in a timely manner or on terms agreeable to us, if at all. If we are not able to maintain our distribution network, if our distribution network is not successful in marketing and selling our products, or if we experience a significant reduction in, cancellation, or change in the size and timing of orders from our distributors, our revenues could decline significantly and lead to an inability to meet operating cash flow requirements, which would have a material adverse effect on our business, financial condition, and results of operations.

Dentists and patients have been hesitant in adopting laser technologies, and our inability to overcome this hesitation could limit the market acceptance of our products and our market share.

Our dental laser systems represent relatively new technologies in the dental market. Only a small percentage of dentists use lasers to perform dental procedures. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of dentists and patients the potential performance advantages of our laser systems over traditional methods of treatment and over competitive laser systems, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations. Historically, we have experienced long sales cycles because dentists have been, and could continue to be, slow to adopt new technologies on a widespread basis. As a result, we generally are required to invest a significant amount of time and resources to educate dentists about the benefits of our products in comparison to competing products and technologies before completing a sale, if any.

Factors that could inhibit adoption of laser technologies by dentists include cost and concerns about the safety, efficacy, and reliability of lasers. In order to invest in a Waterlase system, a dentist generally needs to invest time to understand the technology, consider how patients may respond to the new technology, assess the financial impact the investment could have on the dentist’s practice and become comfortable performing procedures with our products. Absent an immediate competitive motivation, a dentist may not feel compelled to invest the time required to learn about the potential benefits of using a laser system. Dentists may not accept or adopt our products until they see additional clinical evidence supporting the safety and efficiency of our products or recommendations supporting our laser systems by influential dental practitioners. In addition, economic pressure, caused, for example, by an economic slowdown, changes in health care reimbursement or by competitive factors in a specific market, could make dentists reluctant to purchase substantial capital equipment or invest in new technologies. Patient acceptance will depend on the recommendations of dentists and specialists, as well as other factors, including the relative effectiveness, safety, reliability, and comfort of our systems as compared to other instruments and methods for performing dental procedures.

Any failure in our efforts to train dental practitioners could result in the misuse of our products, reduce the market acceptance of our products and have a material adverse effect on our business, financial condition, and results of operations.

There is a learning process involved for dental practitioners to become proficient users of our laser systems. It is critical to the success of our sales efforts to adequately train a sufficient number of dental practitioners.

Following completion of training, we rely on the trained dental practitioners to advocate the benefits of our products in the broader marketplace. Convincing dental practitioners to dedicate the time and energy necessary for adequate training is challenging, and we cannot provide assurance that we will be successful in these efforts. If dental practitioners are not properly trained, they could misuse or ineffectively use our products, or could be less likely to appreciate our laser systems. This could also result in unsatisfactory patient outcomes, patient injury, negative publicity, Food and Drug Administration (“FDA”) regulatory action, or lawsuits against us, any of which could negatively affect our reputation and sales of our laser systems.

If future data proves to be inconsistent with our clinical results or if competitors’ products present more favorable results our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

If new studies or comparative studies generate results that are not as favorable as our clinical results, our revenues could decline. Additionally, if future studies indicate that our competitors’ products are more effective or safer than ours, our revenues could decline. Furthermore, dental practitioners could choose not to purchase our laser systems until they receive additional published long-term clinical evidence and recommendations from prominent dental practitioners that indicate our laser systems are effective for dental applications.

We face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers and our ability to grow our business would be impaired.

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies that market traditional dental products, such as dental drills, as well as companies that market laser technologies in the dental and medical markets. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the health care industry could lead to the entry of new competitors, particularly if dental and medical lasers gain increasing market acceptance. If we do not compete successfully, our revenue and market share could decline, which would impact our ability to meet our operating cash flow requirements and our business, financial condition, and results of operations could be adversely affected.

Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our laser systems. We may not be able to distinguish our products and commercialize any new products, new or improved technologies, or additional applications for our laser systems.

If our customers cannot obtain third-party reimbursement for their use of our products, they could be less inclined to purchase our products and our business, financial condition, and results of operations could be adversely affected.

Our products are generally purchased by dental or medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third-party payers, such as private insurance or government programs. In the United States, third-party payers review and frequently challenge the prices charged for medical products and/or services. In many foreign countries, the prices for dental services are predetermined through government regulation. Payers could deny coverage and reimbursement on various grounds, including if they determine that the procedure was not medically necessary or that the device used in the procedure was investigational. Accordingly, both coverage and reimbursement can vary significantly from payer to payer. For the portion of dentists who rely heavily on third-party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect that future health care reforms or changes in financing for health and dental plans could have on our business. Any such changes could have an adverse effect on the ability of a dental or medical professional to generate a profit using our current or future products. In addition, such changes could act as disincentives for capital investments by dental and medical professionals.

Our ability to use net operating loss carryforwards could be limited.

Section 382 of the Internal Revenue Code of 1986 (“IRC”) generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone material changes in its stock ownership. In 2006, we completed an analysis to determine the applicability of the annual limitations imposed by IRC Section 382 caused by previous changes in our stock ownership and determined that such limitations should not be significant. Given our continued generation of losses since the completion of 2006 study, we have not updated the study. However, we plan to update the study if we expect to utilize net operating loss carryforwards in any future year. If we experience an ownership change as defined in IRC Section 382, utilization of the net operating loss carryforwards, research and development credit carryforwards, and other tax attributes, would be subject to an annual limitation under Section 382 of the IRC. In addition, our ability to utilize net operating loss carryforwards, research and development credit carryforwards, and other tax attributes may be limited by other changes outside our control, such as changes to applicable tax law. Any limitation may result in the expiration of a portion of the net operating loss or research and development credit carryforwards before utilization. If we lose our ability to use net operating loss carryforwards, any income we generate will be subject to tax earlier than it would be if we were able to use net operating loss carryforwards, resulting in lower profits which could have a material adverse effect on our business, financial condition, and results of operations.

We could incur problems in manufacturing our products.

In order to grow our business, we must expand our manufacturing capabilities to produce the systems and accessories necessary to meet any demand we may experience. We could encounter difficulties in increasing the production of our products, including problems involving production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. In addition, before we can begin commercial manufacture of our products, we must ensure our manufacturing facilities, processes, and quality systems, and the manufacture of our laser systems, comply with FDA regulations governing facility compliance, quality control, and documentation policies and procedures. In addition, our manufacturing facilities are subject to periodic inspections by the FDA, as well as various state agencies and foreign regulatory agencies. From time to time, we could expend significant resources in obtaining, maintaining, and addressing our compliance with these requirements. Our success will depend in part upon our ability to manufacture our products in compliance with the FDA’s Quality System Regulation and other regulatory requirements. We have experienced quality issues with components of our products supplied by third parties, and we could continue to do so. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our product sales, cash collections from customers, and our ability to meet operating cash flow requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to design and produce. If we fail to adequately design, or if our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We have experienced such non-compliance with manufacturing specifications in the past and could continue to experience such non-compliance in the future, which could lead to higher costs and reduced margins.

Our products could contain defects that cannot be repaired easily and inexpensively, and we have experienced in the past and could experience in the future some or all of the following:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and engineering and development departments into our service department; and

•	legal action.

Adverse publicity regarding our technology or products could negatively impact us.

Adverse publicity regarding any of our products or similar products marketed or sold by others could negatively affect us. If any studies raise or substantiate concerns regarding the efficacy or safety of our products or other concerns, our reputation could be harmed and demand for our products could diminish, which could have a material adverse effect on growth in new customers and sales of our product, leading to a decline in revenues, cash collections, and ultimately our ability to meet operating cash flow requirements.

Our products are used in minimally invasive surgical procedures, usually, though not always, without anesthesia. All surgical procedures carry some risk. Patients could experience adverse events or outcomes following a surgical procedure due to a multitude of different factors alone or in combination, including deficits in the skill, experience, and preparedness of the surgeon, the existence of underlying conditions or overall poor health of the patient, and defects, age, and misuse of medical products used in the procedure. Should an adverse patient event occur during the use of our products, there could be adverse publicity, increased scrutiny from regulatory agencies, and a loss of good will, even if it is ultimately shown to be caused by factors other than our product.

Product liability claims against us could be costly and could harm our reputation.

The sale of dental and medical devices involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product, and losses covered by other forms of insurance such as workers compensation. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. Regardless of merit or eventual outcome, any product liability claim brought against us could result in harm to our reputation, decreased demand for our products, costs related to litigation, product recalls, loss of revenue, an increase in our product liability insurance rates, or the inability to secure coverage in the future, and could have a material adverse effect on our business by reducing cash collections from customers and limiting our ability to meet our operating cash flow requirements.

Our suppliers may not supply us with a sufficient amount or adequate quality of materials, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to obtain timely deliveries of materials, components, and subassemblies of acceptable quality and in acceptable quantities from third-party suppliers. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders, rather than written supply contracts. Consequently, many of our suppliers have no obligation to continue to supply us on a long-term basis. In addition, our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others could affect their ability to deliver components for us in a timely manner. Moreover, our suppliers could encounter financial hardships, be acquired, or experience other business events unrelated to our demand for components, which could inhibit or prevent their ability to fulfill our orders and satisfy our requirements.

Certain components of our products, particularly specialized components used in our laser systems, are currently available only from a single source or limited sources. For example, the crystal, fiber, and hand pieces used in our Waterlase systems are each supplied by a separate single supplier. Our dependence on single-source suppliers involves several risks, including limited control over pricing, availability, quality, and delivery schedules.

If any of our suppliers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or ceases to manufacture components of acceptable quality, we could incur manufacturing delays and sales disruptions while we locate and engage alternative qualified suppliers, and we might be unable to engage acceptable alternative suppliers on favorable terms. In addition, we could need to reengineer our components, which could require product redesign and submission to the FDA of a 510(k) application, which could significantly delay production. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. We are continually in the process of identifying and qualifying alternate source suppliers for our key components. There can be no assurance, however, that we will successfully identify and qualify an alternate source supplier for any of our key components or that we could enter into an agreement with any such alternate source supplier on terms acceptable to us, or at all.

Rapidly changing standards and competing technologies could harm demand for our products, result in significant additional costs, and have a material adverse effect on our business, financial condition, and results of operations.

The markets in which our products compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, and frequent introductions of new devices and evolving dental and surgical techniques. Competing products could emerge that render our products uncompetitive or obsolete. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time-consuming, and uncertain. We cannot guarantee that we will successfully identify new product opportunities, identify new and innovative applications of our technology, or be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner. An inability to expand our product offerings or the application of our technology could limit our growth. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures.

We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations.

Our growth strategy includes expanding our product line and clinical applications by developing enhancements and transformational innovations, including new clinical solutions for dental applications and for other adjacent medical applications. Expansion of our existing product line and entry into new medical applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), require additional country-specific regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

We have significant international sales and are subject to risks associated with operating in international markets.

International sales comprise a significant portion of our net revenue, and we intend to continue to pursue and expand our international business activities. For the fiscal years ended December 31, 2018, 2017, and 2016, international sales accounted for approximately 38%, 38%, and 36% of our net revenue, respectively. Political and economic conditions outside the United States could make it difficult for us to increase our international revenue or to operate abroad. International operations are subject to many inherent risks, which could have a material adverse effect on our revenues and operating cash flow, including among others:

•	adverse changes in tariffs and trade restrictions;

•	political, social, and economic instability and increased security concerns;

•	fluctuations in foreign currency exchange rates;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	exposure to different legal standards;

•	transportation delays and difficulties of managing international distribution channels;

•	reduced protection for our intellectual property in some countries;

•	difficulties in obtaining domestic and foreign export, import, and other governmental approvals, permits, and licenses, and compliance with foreign laws;

•	the imposition of governmental controls;

•	unexpected changes in regulatory or certification requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences and the complexities of foreign value-added tax systems.

We believe that international sales will continue to represent a significant portion of our net revenue, and we intend to expand our international operations further. In international markets where our sales are denominated in U.S. dollars, an increase in the relative value of the dollar against the currency in such markets could indirectly increase the price of our products in those markets and result in a decrease in sales. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. However, we could do so in the future.

We could be subject to breaches of our information technology systems, which could damage our reputation and customer relationships. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

We rely on information systems (“IS”) in our business to obtain, rapidly process, analyze and manage data to, among other things:

•	facilitate the purchase and distribution of thousands of inventory items through numerous distributors;

•	receive, process and ship orders on a timely basis;

•	accurately bill and collect from thousands of customers;

•	process payments to suppliers; and

•	provide technical support to our customers.

A cyber-attack that bypasses our IS security, or employee error, malfeasance or other disruptions that cause an IS security breach could lead to a material disruption of our IS and/or the loss of business information. Such an attack could result in, among other things:

•	the theft, destruction, loss, misappropriation or release of confidential data and intellectual property;

•	operational or business delays;

•	liability for a breach of personal financial and health information belonging to our customers and their patients or to our employees; and

•	damage to our reputation.

Any of these results could have a material adverse effect on our business due to the time and expense to respond to such an attack, recover data, and remediate IS weaknesses, which would disrupt our daily business operations. Further, in the event of an attack, we would be exposed to a risk of loss or litigation and possible liability, including under laws that protect the privacy of personal information.

Our revenue and operating results fluctuate due to seasonality and other factors, so you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Our revenue typically fluctuates from quarter to quarter due to a number of factors, many of which are beyond our control. Revenue in the first quarter typically is lower than average, and revenue in the fourth quarter typically is stronger than average due to the buying patterns of dental practitioners. We believe that this trend exists because a significant number of dentists purchase their capital equipment towards the end of the calendar year in order to maximize their practice earnings while seeking to minimize their taxes. They often use certain tax incentives, such as accelerated depreciation methods for purchasing capital equipment, as part of their year-end tax planning. In addition, revenue in the third quarter could be affected by vacation patterns, which can cause revenue to be flat or lower than in the second quarter of the year. Our historical seasonal fluctuations could also be impacted by sales promotions used by large dental distributors that encourage end-of-quarter and end-of-year buying in our industry. Other factors that might cause quarterly fluctuations in our revenue and operating results include the following:

•	variation in demand for our products;

•	our ability to research, develop, market, and sell new products and product enhancements in a timely manner;

•	our ability to control costs;

•	our ability to control quality issues with our products;

•	regulatory actions that impact our manufacturing processes;

•	the size, timing, rescheduling, or cancellation of orders from distributors;

•	the introduction of new products by competitors;

•	the length of and fluctuations in sales cycles;

•	the availability and reliability of components used to manufacture our products;

•	changes in our pricing policies or those of our suppliers and competitors, as well as increased price competition in general;

•	legal expenses, particularly related to litigation matters;

•	general economic conditions including the availability of credit for our existing and potential customer base to finance purchases;

•	the mix of our domestic and international sales and the risks and uncertainties associated with international business;

•	costs associated with any future acquisitions of technologies and businesses;

•	limitations on our ability to use net operating loss carryforwards under the provisions of IRC Section 382 and similar state laws;

•	developments concerning the protection of our intellectual property rights;

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catastrophic events such as hurricanes, floods, and earthquakes, which can affect our ability to advertise, sell, and distribute our products, including through national conferences held in regions in which these disasters strike; and

•	global economic, political, and social events, including international conflicts and acts of terrorism.

The expenses we incur are based, in large part, on our expectations regarding future net revenue. Since many of our costs are fixed in the short term, we could be unable to reduce expenses quickly enough to avoid losses if we experience a decrease in expected net revenue. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We are from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our products or services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

Our operations are consolidated primarily in one facility. A disruption at this facility could result in a prolonged interruption of our business and have a material adverse effect on our business, financial condition, and results of operations.

Substantially all of our administrative operations and our manufacturing operations are located at our facility in Irvine, California, which is near known earthquake fault zones. Although we have taken precautions to safeguard our facilities including disaster recovery planning and off-site backup of computer data, a natural disaster such as an earthquake, fire, or flood, could seriously harm our facility and significantly disrupt our operations. Additionally, labor disputes, maintenance requirements, power outages, equipment failures, civil unrest, or terrorist attacks affecting our Irvine, California facility could significantly disrupt our operations. Our business interruption insurance coverage may not cover all or any of our losses from natural disasters or other disruptions.

If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, and technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel, and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers or key employees, our ability to achieve our business objectives could be harmed or delayed, which could have a material adverse effect on our daily operations, operating cash flows, results of operations, and ultimately share price. In general, our officers could terminate their employment at any time without notice for any reason.

Acquisitions involve risks and uncertainties, including difficulties integrating acquired businesses successfully into our existing operations and risks of discovering previously undisclosed liabilities.

Successful acquisitions depend upon our ability to identify, negotiate, complete, and integrate suitable acquisitions and to obtain any necessary financing. We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Even if we complete acquisitions, we could experience:

•	difficulties in integrating any acquired companies, personnel, products, and other assets into our existing business;

•	delays in realizing the benefits of the acquired company, product, or other assets;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we could enter;

•	higher costs of integration than we anticipated; and

•	difficulties in retaining key employees of the acquired business.

In addition, an acquisition could cause us to incur debt or issue shares, resulting in dilution to existing stockholders. We could also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance, and product liabilities that we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our business, financial condition, and results of operations.

Failure to meet covenants in the Credit Agreement, dated as of November 9, 2018 (the “Credit Agreement”), between BIOLASE, Inc. and SWK Funding LLC, as agent (“SWK”), could result in acceleration of our payment obligations thereunder, and we may not be able to find alternative financing.

Under the Credit Agreement, we are required to maintain a specified amount of consolidated unencumbered liquid assets as of the end of fiscal quarter, generate minimum levels of revenue as of the end of each period specified in the Credit Agreement and maintain specified levels of consolidated EBITDA as of the end of each period specified in the Credit Agreement. Our ability to comply with these covenants may be affected by factors beyond our control. Pursuant to the terms and conditions of the Letter Agreement, dated as of August 20, 2019, between the Company and SWK, SWK agreed to waive the effect of the Company’s potential non-compliance with certain unencumbered liquid assets financial operating covenants as set forth in the Credit Agreement, and SWK agreed to forbear from exercising rights and remedies otherwise available to it in the event of such non-compliance through September 30, 2019, or earlier in the event that an additional secured financing is consummated or a default occurs under the Credit Agreement.

If we fail to comply with the covenants contained in the Credit Agreement, or if the Required Lenders (as defined in the Credit Agreement) contend that we have failed to comply with these covenants or any other restrictions, it could result in an event of default under the Credit Agreement, which would permit or, in certain events, require SWK to declare all amounts outstanding thereunder to be immediately due and payable. There can be no assurances that we will be able to repay all such amounts or able to find alternative financing in an event of a default. Even if alternative financing is available in an event of a default under the Credit Agreement, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under the Credit Agreement, thus adversely affecting cash flows, results of operations, and ultimately, our ability to meet operating cash flow requirements.

Our variable rate indebtedness under the Credit Agreement subjects us to interest rate risk, which could result in higher expense in the event of increases in interest rates and adversely affect our business, financial condition, and results of operations.

Borrowings under the Credit Agreement bear interest at a rate that varies depending on the London Interbank Offered Rate (“LIBOR”) or a replacement index that approximates LIBOR should LIBOR no longer be available. As a result, we are exposed to interest rate risk. If LIBOR rises, the interest rate on outstanding borrowings under the Credit Agreement will increase. Therefore, an increase in LIBOR will increase our interest payment obligations under the Credit Agreement and have a negative effect on our cash flow and possibly our ability to meet operating cash flow requirements.

The restrictive covenants in the Credit Agreement and the Company’s obligation to make debt payments under the Credit Agreement may limit our operating and financial flexibility and may adversely affect the Company’s business, financial condition, and results of operations.

The Credit Agreement imposes operating and financial restrictions and covenants, which may limit or prohibit our ability to, among other things:

•	incur additional indebtedness;

•	make investments, including acquisitions;

•	create liens;

•	make dividends, distributions or other restricted payments;

•	effect affiliate transactions;

•	enter into mergers, divisions, consolidations or sales of substantially all of our or our subsidiaries’ assets;

•	change business activities and issue equity interests; or

•	sell material assets (without using the proceeds thereof to repay the obligations under the Credit Agreement).

In addition, we are required to comply with certain financial covenants under the Credit Agreement as described above.

Such restrictive covenants in the Credit Agreement and the Company’s repayment obligations under the Credit Agreement could have adverse consequences to the Company, including:

•	limiting our flexibility in operating our business and planning for, or reacting to, changes in our business and our industry;

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requiring the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interests on, the indebtedness, thereby reducing the availability of such cash flow to fund our operations, working capital, capital expenditures, future business opportunities and other general corporate purposes;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing;

•	limiting our ability to adjust to changing market conditions; and

•	placing us at a competitive disadvantage relative to our competitors who are less highly leveraged.

If we fail to comply with the terms of the Credit Agreement and there is an event of default, the creditor(s) may foreclose upon the assets securing our obligations thereunder.

To secure the performance of our obligations under the Credit Agreement, we granted SWK security interests in substantially all of the assets of BIOLASE and certain of our foreign and domestic subsidiaries. Our failure to comply with the terms of the Credit Agreement could result in an event of default thereunder. In that event, SWK will have the option to (and, in certain circumstances, will have the obligation to) foreclose on the assets of BIOLASE and certain of our subsidiaries pledged as collateral under the Credit Agreement or the other documents executed in connection with the Credit Agreement. The foreclosure on the Company’s assets could severely and negatively impact our business, financial condition, and results of operations.

If certain individuals (or permitted replacements thereof) no longer serve as our Chairman, Chief Executive Officer or Chief Financial Officer, we may be obligated to pay all outstanding obligations and certain fees under the Credit Agreement.

The Credit Agreement provides that, unless such actions are consented to in advance in writing by SWK, if two or more of the three of Jonathan Lord, Todd Norbe and John Beaver (or, in each case, his approved successor) at any one time no longer serves in their current positions with the Company and we do not find individuals to replace such individuals within 150 days (or in certain circumstances 210 days), with individuals of appropriate qualification and experience approved in writing by SWK (which approval may not be unreasonably withheld or delayed), there is a “Key Person Event” and all outstanding obligations and certain fees under the Credit Agreement become immediately due and payable. Whether Mr. Lord, Mr. Norbe and Mr. Beaver remain our Chairman, Chief Executive Officer and Chief Financial Officer, respectively, is not entirely under our control. Although we intend to find an appropriate replacement satisfactory to SWK if any of Mr. Lord, Mr. Norbe or Mr. Beaver leaves his current position, there is no assurance that we will be able find such a replacement within the time period permitted under the Credit Agreement, if at all. If there is a Key Person Event, there can be no assurance that we will be able to repay all outstanding obligations and fees payable or able to find alternative financing. Even if alternative financing is available, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under the Credit Agreement, thus adversely affecting our business, financial condition, and results of operations.

If we fail to comply with the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 404 of the Sarbanes-Oxley Act, or if we fail to maintain adequate internal control over financial reporting, our business, financial condition, and results of operations, and investors’ confidence in us, could be materially and adversely affected.

As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports, and current reports. Our failure to prepare and disclose this information in a timely manner and meet our reporting obligations in their entirety could subject us to penalties under federal securities laws and regulations of The Nasdaq Stock Market LLC (“Nasdaq”), expose us to lawsuits, and restrict our ability to access financing on favorable terms, or at all.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and provide a management report of our systems of internal control over financial reporting. During the course of the evaluation of our internal control over financial reporting, we could identify areas requiring improvement and could be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time, from other activities. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. Any failure to maintain compliance with the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could, negatively impact the trading price of our stock, and adversely affect investors’ confidence in the Company and our ability to access capital markets for financing.

Climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Our manufacturing processes require that we purchase significant quantities of energy from third parties, which results in the generation of greenhouse gases, either directly on-site or indirectly at electric utilities. Both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Considerable international attention is now focused on development of an international policy framework to address climate change. Proposed and existing legislative efforts to control or limit greenhouse gas emissions could affect our energy source and supply choices as well as increase the cost of energy and raw materials derived from sources that generate greenhouse gas emissions. If our suppliers are unable to obtain energy at a reasonable cost in the future, the cost of our raw materials could be negatively impacted which could result in increased manufacturing costs.

Risks Related to Our Intellectual Property

If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably.

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess a number of issued patents and patent applications with respect to our products and technology. However, we cannot ensure that any additional patents will be issued, that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the United States. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office, and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

If third parties claim that we infringe their intellectual property rights, we could incur liabilities and costs and have to redesign or discontinue selling certain products, which could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on dental and other medical laser applications. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. From time to time, we have received, and we expect to continue to receive, notices of claims of infringement, misappropriation, or misuse of other parties’ proprietary rights. Some of these claims could lead to litigation. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, or cause product shipment delays. Adverse determinations in litigation could subject us to significant liability and could result in the loss of proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. Additionally, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and we may not be able to obtain a license on acceptable terms, or at all.

Risks Related to Our Regulatory Environment

Changes in government regulation or the inability to obtain or maintain necessary government approvals could have a material adverse effect on our business, financial condition, and results of operations.

Our products are subject to extensive government regulation, both in the United States and in other countries. To clinically test, manufacture, and market products for human use, we must comply with regulations and safety standards set by the FDA and comparable state and foreign agencies. Regulations adopted by the FDA are wide-ranging and govern, among other things, product design, development, manufacture and control testing, labeling control, storage, advertising, and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming, and uncertain. Failure to comply with applicable regulatory requirements of the FDA can result in an enforcement action, which could include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension, or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing, and marketing products and services necessary for us to remain competitive.

If we develop new products and applications or make any significant modifications to our existing products or labeling, we will need to obtain additional regulatory clearances or approvals. Any modification that could significantly affect a product’s safety or effectiveness, or that would constitute a change in its intended use, will require a new FDA 510(k) clearance, or could require a premarket approval (“PMA”) application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained. If 510(k) clearance is denied and a PMA application is required, we could be required to submit substantially more data and conduct human clinical testing and would very likely be subject to a significantly longer review period.

Products sold in international markets are also subject to the regulatory requirements of each respective country or region. The regulations of the European Union require that a device have a CE Mark, indicating conformance with European Union laws and regulations before it can be sold in the European Union. The regulatory international review process varies from country to country. We rely on our distributors and sales representatives in the foreign countries in which we market our products to comply with the regulatory laws of such countries. Failure to comply with the laws of such countries could prevent us from continuing to sell products in such countries. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses.

Changes in health care regulations in the U.S. and elsewhere could adversely affect the demand for our products as well as the way in which we conduct our business. For example, in 2010, President Obama signed the Affordable Care Act into law, which included various reforms impacting Medicare coverage and reimbursement, including revision to prospective payment systems, any of which could adversely impact any Medicare reimbursements received by our end-user customers. New legislation may be enacted as President Trump and Congress consider further reform. In addition, as a result of the focus on health care reform, there is risk that Congress could implement changes in laws and regulations governing health care service providers, including measures to control costs, and reductions in reimbursement levels. We cannot be sure that government or private third-party payers will cover and reimburse the procedures using our products, in whole or in part, in the future, or that payment rates will be adequate. If providers cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, results of operations, and financial condition could suffer.

We could be subject to or otherwise affected by federal and state health care laws, including fraud and abuse and health information privacy and security laws, and we could face substantial penalties if we are unable to fully comply with such regulations.

We are directly or indirectly, through our customers, subject to extensive regulation by both the federal government and the states and foreign countries in which we conduct our business. The laws that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

•

the Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution, and sale of prescription drugs and medical devices and which includes the Radiation Control for Health and Safety Act, under which the FDA has established reporting, recordkeeping, and performance requirements for laser products;

•	state food and drug laws;

•

the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, to induce the referral for the furnishing of, or the purchase, order, or recommendation of, a good or service, for which payment could be made under Federal health care programs (“FHCPs”) such as Medicare, Medicaid, and TRICARE;

•	state law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;

•	state laws that prohibit fee-splitting arrangements;

•

the federal Civil False Claims Act, which imposes liability on any person or entity that knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the government, including FHCPs;

•	state false claims laws that prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent;

•

federal crimes for knowingly and willfully executing a scheme to defraud any health care benefit program or making false statements in connection with the delivery of or payment for items or services under a health care benefit program;

•	federal law prohibiting offering remuneration to a Medicare or Medicaid beneficiary to influence the beneficiary’s selection of a particular provider, practitioner, or supplier;

•

the federal Stark Law, which, in the absence of a statutory or regulatory exception, prohibits: (i) the referral of Medicare or Medicaid patients by a physician to an entity for the provision of designated health care services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and (ii) submitting a bill to Medicare or Medicaid for services rendered pursuant to a prohibited referral;

•	state law equivalents to the Stark Law, which may not be limited to government reimbursed items;

•

the Physician Payments Sunshine Act, which requires us to report annually to the Centers for Medicare and Medicaid Services certain payments and other transfers of value we make to U.S.-licensed physicians, dentists, and teaching hospitals;

•

the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits companies and their intermediaries from paying anything of value to foreign officials to influence any decision of the foreign official in his/her official capacity or to secure any other improper advantage to obtain or retain business;

•

the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which govern the use, disclosure, and safeguarding of PHI;

•	state privacy laws that protect the confidentiality of patient information;

•

Medicare and Medicaid laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment; state laws that prohibit the practice of medicine by non-physicians; and

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

If our past or present operations are found to be in violation of any of the laws described above or the other governmental laws or regulations to which we or our customers are subject, we could be subject to the applicable penalty associated with the violation, which could include civil and criminal penalties, damages, fines, exclusion from FHCPs, and the curtailment or restructuring of our operations. If we are required to obtain permits or licensure under these laws that we do not already possess, we could become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, or curtailment or restructuring of our operations could be significant. The risk of potential non-compliance is increased by the fact that many of these laws have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, damage our reputation, and cause a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

We could be exposed to liabilities under the FCPA, and any determination that we violated the FCPA could have a material adverse effect on our business, financial condition, and results of operations.

In light of our operations outside the United States, we are subject to the FCPA, which generally prohibits companies and their intermediaries from offering to pay, promising to pay, or authorizing the payment of money or anything of value to non-U.S. officials for the purpose of influencing any act or decision of the foreign official in his/her capacity or to secure any other improper advantage to obtain or retain business. Violation of the anti-bribery provisions of the FCPA can result in criminal fines of up to $2 million and civil penalties of up to $16,000 for each violation. Individuals, including officers, directors, stockholders, and agents of companies, can be subject to a criminal fine of up to $250,000 and imprisonment, in addition to civil penalties of up to $16,000, per violation. We could be held liable for actions taken by our distributors in violation of the FCPA, even though such partners are foreign companies that may not be subject to the FCPA. Any determination that we violated the FCPA could result in sanctions that could have a material adverse effect on our business, financial condition, and results of operations.

Product sales or introductions could be delayed or canceled as a result of the FDA regulatory requirements applicable to laser products, dental devices, or both, which could cause our sales or profitability to decline and have a material adverse effect on our business, financial condition, and results of operations.

The process of obtaining and maintaining regulatory approvals and clearances to market a medical device from the FDA and similar regulatory authorities abroad can be costly and time-consuming, and we cannot provide assurance that such approvals and clearances will be granted. Pursuant to FDA regulations, unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA process is more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data, including data from preclinical studies, and human clinical trials. Because we cannot provide assurance that any new products, or any product enhancements, that we develop will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement could occur. We cannot provide assurance that the FDA will not require a new product or product enhancement to go through the lengthy and expensive PMA process. Delays in obtaining regulatory clearances and approvals could:

•	delay or eliminate commercialization of products we develop;

•	require us to perform costly procedures;

•	diminish any competitive advantages that we may attain; and

•	reduce our ability to collect revenues or royalties.

Although we have obtained 510(k) clearance from the FDA to market our dental laser systems, we cannot provide assurance that we will not be required to obtain new clearances or approvals for modifications or improvements to our products.

Our products are subject to recalls and other regulatory actions after receiving FDA clearance or approval.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, or design defects, including defects in labeling. Any recall would divert management’s attention and financial resources and harm our reputation with customers. Any recall involving our laser systems would be particularly harmful to us, because our laser systems comprise such an important part of our portfolio of products. However, any recall could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Stock and the Offering

Management will have broad discretion as to the use of the proceeds that we will receive from the offering and may not use the proceeds effectively.

We have not designated the net proceeds from the offering to be used for any particular purpose. As a result, our management will have broad discretion as to the application of the net proceeds from the offering and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the offering, our management could use them for purposes other than those contemplated at the time of the offering. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of our common stock, negatively impact the price of our common stock and negatively impact our ability to raise additional capital.

On August 9, 2017, we received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market stating that, for the preceding 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). While the Company subsequently regained compliance with the minimum bid price requirement by effecting a reverse stock split, there is no assurance that we will maintain compliance with this or any of the other Nasdaq continued listing requirements in the future.

If, in the future, we fail to comply with Nasdaq’s continued listing requirements, our common stock will be subject to delisting. If that were to occur, our common stock would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock. This would adversely affect the ability of investors to trade our common stock and would adversely affect the value of our common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. If we seek to implement a further reverse stock split in order to remain listed on The Nasdaq Capital Market, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

The liquidity and trading volume of our common stock could be low, and our ownership is concentrated.

The liquidity and trading volume of our common stock has at times been low in the past and could again be low in the future. If the liquidity and trading volume of our common stock is low, this could adversely impact the trading price of our shares, our ability to issue stock and our stockholders’ ability to obtain liquidity in their shares. The issuance of common stock by us in 2013, 2014, 2016 and 2017 involved a significant issuance of stock to a limited number of investors, significantly increasing the concentration of our share ownership in a few holders.

Two of our stockholders hold approximately 60% of our outstanding common stock, in the aggregate, as of August 30, 2019. As a result, these stockholders will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change in control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. The concentration of ownership also contributes to the low trading volume and volatility of our common stock.

Future sales of shares of our common stock may depress the price of our shares.

The sales of a substantial amount of common stock in the public market in the future, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. All of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. In addition, two of our stockholders hold approximately 60% of our outstanding common stock, in the aggregate, as of August 30, 2019. Substantially all of the shares held by those stockholders have been registered for re-sale under the Securities Act and, subject to certain limitations, all or a portion of such shares may be offered and sold to the public in the future. If some or all of the shares held by those stockholders are sold, or if it is perceived that they will be sold, the market price of our common stock could decline.

Our stock price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our common stock could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. During the 12 months ended August 30, 2019, the market price of our common stock has ranged from a high of $2.87 per share to a low of $0.91 per share. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our stock caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, that could have a significant effect on our stock market price include but are not limited to the following:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights or those of our competitors;

•	our inability to raise additional capital as needed;

•	concerns or allegations as to the safety or efficacy of our products;

•	changes in financial markets or general economic conditions;

•	sales of stock by us or members of our management team, our Board, our significant stockholders, or certain institutional stockholders; and

•	changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally.

If you purchase our common stock in the offering, you will experience immediate dilution in your investment and you will experience further dilution as a result of future sales of our equity, subsequent exercises of our outstanding warrants and options, or the future grant of equity by us.

Since the public offering price per share of our common stock is substantially higher than the net tangible book value per share of our common stock, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in the offering.

We may also choose to raise additional capital from time to time, even if we believe we have sufficient funds for our current or future operating plans. During 2017, we sold approximately 6.9 million shares of common stock in a rights offering and private placement with gross proceeds totaling approximately $22.5 million. During 2016, we sold approximately 0.9 million shares of common stock in private placements with gross proceeds totaling approximately $10.0 million. During 2014, we sold approximately 4.5 million shares of common stock in private placements with gross proceeds totaling approximately $52.0 million. To the extent that we raise additional funds through the future sale of equity or convertible securities, the issuance of such securities will result in dilution to our stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in the offering. Investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

In addition, you could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants and outstanding options and vesting of restricted stock units issued as compensation for services performed by employees, directors, consultants, and others, warrants issued in past sales of our equity, or the grant of future equity-based awards. As of June 30, 2019, an aggregate of 6,500,000 shares of common stock were reserved for issuance under our equity incentive plans, 1,841,000 of which were subject to options outstanding as of that date at a weighted-average exercise price of $6.42 per share and 2,044,000 of which were subject to restricted stock units outstanding or expected to be issued under our leadership bonus program as of that date. Of the 3,885,000 stock options and restricted stock units outstanding or estimated to be issued as of June 30, 2019, 1,165,000 stock options were vested and exercisable. In addition, as of June 30, 2019, 2,083,000 shares of our common stock were subject to warrants at a weighted-average exercise price of $6.30 per share and 500,000 shares were expected to be issued under our restricted stock agreement with CAO Group, Inc. To the extent that outstanding warrants or options are exercised, our existing stockholders could experience dilution. We rely heavily on equity awards to motivate current employees and to attract new employees. The grant of future equity awards by us to our employees and other service providers could further dilute our stockholders’ interests in the Company.

Because we do not intend to pay dividends, our stockholders will benefit from an investment in our common stock only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate herein by reference contain “forward-looking statements”, as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include statements, predictions, or expectations regarding market opportunities, our plans for future products and services and for enhancements of existing products and services, future market growth and our anticipated growth strategies, future demand for improved dental care and dental laser equipment, expansion of our international operations, compliance with laws and regulatory requirements, the impact of cost-saving measures and future decreases in expenses, statements regarding the effects of seasonality on revenue, anticipated cash needs, capital requirements and capital expenditures, needs for additional financing, anticipated use of proceeds from the offering, use of working capital, plans to explore potential collaborations, potential acquisitions of products and technologies, effects of engineering and development efforts, plans to expand our field sales force, the development of distributor relationships, our ability to attract customers, the adequacy of our facilities, products and solutions from competitors, our ability to maintain product quality standards, protection of patents and other technology, the ability of third party payers to pay for costs of our products, critical accounting policies and the impact of recent accounting pronouncements, recording tax benefits or other financial items in the future, plans, strategies, expectations, or objectives of management for future operations, our financial condition or prospects, including our plan to achieve break-even EBITDA, and any other statement that is not historical fact. Forward-looking statements are identified by the use of words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “continue,” “expect,” “believe,” “anticipate,” “estimate,” “predict,” “outlook,” “potential,” “plan,” “seek,” and similar expressions and variations or the negatives of these terms or other comparable terminology.

Forward-looking statements are based on the expectations, estimates, projections, beliefs, and assumptions of our management based on information available to management as of the date on which such forward-looking statement was made, all of which are subject to change. Forward-looking statements are subject to risks, uncertainties, and other factors that are difficult to predict and could cause actual results to differ materially from those stated or implied by our forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	global economic uncertainty and volatility in financial markets;

•	inability to raise additional capital on terms acceptable to us;

•	our relationships with, and the efforts of, third-party distributors;

•	failure in our efforts to train dental practitioners or to overcome the hesitation of dentists and patients to adopt laser technologies;

•	inconsistencies between future data and our clinical results;

•	competition from other companies, including those with greater resources;

•	our inability to successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others;

•	the inability of our customers to obtain third-party reimbursement for their use of our products;

•	limitations on our ability to use net operating loss carryforwards;

•	problems in manufacturing our products;

•	warranty obligations if our products are defective;

•	adverse publicity regarding our technology or products;

•	adverse events to our patients during the use of our products, regardless of whether caused by our products;

•	issues with our suppliers, including the failure of our suppliers to supply us with a sufficient amount or adequate quality of materials;

•	rapidly changing standards and competing technologies;

•	our inability to effectively manage and implement our growth strategies;

•	risks associated with operating in international markets, including potential liabilities under the FCPA;

•	breaches of our information technology systems;

•	seasonality;

•	litigation, including the failure of our insurance policies to cover certain expenses relating to litigation and our inability to reach a final settlement related to certain litigation;

•	disruptions to our operations at our primary facility;

•	loss of our key management personnel or our inability to attract or retain qualified personnel;

•

risks and uncertainties relating to acquisitions, including difficulties integrating acquired businesses successfully into our existing operations and risks of discovering previously undisclosed liabilities;

•	failure to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or maintain adequate internal control over financial reporting;

•	climate change initiatives;

•	failure of our intellectual property rights to adequately protect our technologies and potential third-party claims that our products infringe their intellectual property rights;

•	changes in government regulation or the inability to obtain or maintain necessary governmental approvals;

•	our failure to comply with existing or new laws and regulations, including fraud and abuse and health information privacy and securities laws;

•	changes in the FDA’s regulatory requirements applicable to laser products, dental devices, or both;

•	recall or other regulatory action concerning our products after receiving FDA clearance or approval; and

•	risks relating to ownership of our common stock, including low liquidity, low trading volume, high volatility and dilution.

Further information about factors that could materially affect the Company, including our results of operations, financial condition and stock price, is contained under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus. Except as required by law, we undertake no obligation to revise or update any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, new information or changes to future results over time or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering will be approximately $                 million, or approximately $                 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of the offering for working capital, including new product development, launch and subsequent scale-ups, as well as other general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, our management will have broad discretion to allocate the net proceeds of the offering. Pending their ultimate use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DILUTION

If you purchase shares of our common stock in the offering, you will experience immediate dilution to the extent of the difference between the public offering price per share in the offering and our net tangible book value per share immediately after the offering. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. As of June 30, 2019, our net tangible book value was approximately $0.9 million, or approximately $0.04 per share.

After giving effect to the sale by us of                 shares of our common stock in the offering at a public offering price of $                 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2019 would have been approximately $                million, or approximately $                per share. This represents an immediate increase in net tangible book value of $                per share to existing stockholders and an immediate dilution of $                per share to new investors purchasing shares of our common stock in the offering.

The following table illustrates this dilution on a per-share basis (unaudited):

Public offering price per share of common stock			$
Net tangible book value per share as of June 30, 2019		$0.04
Increase per share attributable to the offering	$

As adjusted net tangible book value per share after the offering			$

Dilution per share to new investors participating in the offering			$

The foregoing table is based on 21,866,000 shares outstanding as of June 30, 2019, and excludes as of that date the following:

•	1,841,000 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.42 per share;

•	2,044,000 shares of our common stock issuable upon the vesting of outstanding restricted stock units and estimated amounts to be issued under our 2019 leadership bonus program;

•	2,615,000 shares of our common stock reserved for other future awards to employees, directors and consultants pursuant to our equity incentive plan;

•

2,083,000 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $6.30 per share. Approximately 858,000 of the outstanding warrants contain down-round features that require the Company to adjust the exercise price proportionately should the Company issue shares at a price per share less than the exercise price; and

•	500,000 shares of our common stock expected to be issued under our restricted stock agreement with CAO Group, Inc.

In August 2019, we issued additional awards representing 1,849,000 shares of our common stock. To the extent that any of our outstanding stock options or warrants are exercised or restricted stock units vest, we grant additional stock options or other awards under our stock incentive plans or issue additional warrants, or we issue additional shares of common stock in the future, you will experience further dilution.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of our common stock in the offering and the use of proceeds therefrom.

You should read the following table in conjunction with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference.

	As of June 30, 2019
	Actual (unaudited)	As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$3,720	$

Debt, including current portion:
Term loan	$15,000		$15,000
Discount and debt issuance costs on term loan	(1,672)		(1,672)
Total long term debt, net	13,328		13,328

Stockholders’ equity:
Preferred stock, par value $0.001 per share; 1,000 shares authorized; 0 shares issued and outstanding as of June 30, 2019 and December 31, 2018	—		—
Common stock, par value $0.001 per share; 40,000 shares authorized, 21,866 and 21,072 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	22
Additional paid-in capital	229,972
Accumulated other comprehensive loss	(711)
Accumulated deficit	(225,491)

Total stockholders’ equity	3,792

Total capitalization	$32,362	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the unaudited consolidated financial statements and related notes included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the SEC on August 9, 2019 and our audited consolidated financial statements and related notes included in the Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 8, 2019 (the “2018 Form 10-K”), which are incorporated by reference herein. In addition to historical information, this discussion and analysis contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. See “Cautionary Statements Regarding Forward-Looking Statements.”

Overview

We are a medical device company that develops, manufactures, markets, and sells laser systems in dentistry and medicine. Our products advance the practice of dentistry and medicine for patients and health care professionals. Our proprietary dental laser systems allow dentists, periodontists, endodontists, oral surgeons, and other dental specialists to perform a broad range of minimally invasive dental procedures, including cosmetic, restorative, and complex surgical applications. Our laser systems are designed to provide clinically superior results for many types of dental procedures compared to those achieved with drills, scalpels, and other conventional instruments. We have clearance from the FDA to market and sell our laser systems in the United States and also have the necessary registration to market and sell our laser systems in Canada, the European Union, and many other countries outside the United States. Additionally, our in-licensed imaging equipment and related products improve diagnoses, applications, and procedures in dentistry and medicine.

We offer two categories of laser system products: Waterlase (all-tissue) systems and diode (soft-tissue) systems. Our flagship brand, the Waterlase, uses a patented combination of water and laser energy to perform most procedures currently performed using drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. We also offer our diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening. We have approximately 153 issued and 80 pending U.S. and international patents, the majority of which are related to Waterlase technology. From 1998 through June 30, 2019, we sold over 39,600 laser systems in over 80 countries around the world. Contained in this total are approximately 13,200 Waterlase systems, including over 8,900 Waterlase MD, MDX, Express and iPlus systems.

Consistent with our goal to focus our energies on strengthening our leadership, and worldwide competitiveness and increasing the amount of attention we pay to our professional customers and their patients, we have made strategic personnel additions to our senior management team.

Effective October 8, 2018, the Board elected Elaine Wagner to the Board. Dr. Wagner is a retired United States Navy Rear Admiral with 33 years of service. Dr. Wagner most recently served as the Director of Readiness and Health at the Navy Bureau of Medicine and Surgery. Additionally, Dr. Wagner is a renowned leader in the practice of pediatric dentistry.

Effective August 7, 2018, the Board appointed Todd Norbe as our President and Chief Executive Officer. Mr. Norbe has more than 25 years of experience as a senior executive with companies within the dental industry. John Beaver, who was serving as our Interim Chief Executive Officer, was promoted to Executive Vice President and Chief Financial Officer.

Effective June 15, 2018, the Board elected Mr. Norbe and Jess Roper to the Board. Mr. Roper has more than 25 years of experience as a senior executive with companies in the medical industry and has held financial management positions with publicly traded and venture-funded companies.

Effective April 10, 2018 with the resignation of Harold Flynn, Jr. as our President and Chief Executive Officer and as a director, the Board appointed John Beaver as our Interim Chief Executive Officer to focus on business performance improvement and continuing operational efficiencies.

Effective April 4, 2018, the Board elected Garrett Sato to the Board. Mr. Sato has more than 30 years of experience as a consultant and senior executive with companies in the dental industry and has served as a senior advisor and executive partner with private equity and investment banking firms.

Business and Outlook

Our Waterlase systems precisely cut hard tissue, bone, and soft tissue with minimal or no damage to surrounding tissue and dental structures. Our diode systems, which include the Epic system, are designed to complement our Waterlase systems, and are used only in soft tissue procedures, pain therapy, hygiene, and cosmetic applications, including teeth whitening. The diode systems, together with our Waterlase systems, offer practitioners a broad product line with a range of features and price points.

We also manufacture and sell consumable products and accessories for our laser systems. Our Waterlase and diode systems use disposable laser tips of differing sizes and shapes depending on the procedure being performed. We also market flexible fibers and hand pieces that dental practitioners replace at some point after initially purchasing laser systems. For our Epic systems, we sell teeth whitening gel kits.

Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for all-tissue dental laser systems that provide superior clinical outcomes, reduce the need to use anesthesia, help reduce trauma, pain, and discomfort associated with dental procedures, and increase patient acceptance for treatment protocols.

Our strategy is to increase awareness and demand for (i) our products among dental practitioners by educating dental practitioners and patients about the clinical benefits of our product suite and (ii) our laser systems among patients by educating patients about the clinical benefits of the Waterlase and diode systems. An important goal of ours is to increase consumables revenue by selling more single-use accessories used by dental practitioners when performing procedures using our dental laser systems. In the short term, we are striving for operating excellence through lean enterprise initiatives, with a specific focus on our sales strategy and cash flow management, coupled with optimizing our engineering capabilities to develop innovative new products.

We also seek to create value through innovation and leveraging existing technologies into adjacent medical applications. We plan to expand our product line and clinical applications by developing enhancements and transformational innovations, including new clinical solutions for dental applications and for other adjacent medical applications. In particular, we believe that our existing technologies can provide significant improvements over existing standards of care in fields including ophthalmology, otolaryngology, orthopedics, podiatry, pain management, aesthetics/dermatology, veterinary, and consumer products. We plan to continue to explore potential collaborations to apply our proprietary laser technologies with expanded FDA-cleared indications to other medical applications in the future.

Recent Developments

Effective May 10, 2018, we effectuated a one-for-five reverse stock split. In connection with the reverse stock split, the number of authorized shares of our common stock was reduced from 200,000,000 shares to 40,000,000 shares. All share and per share data referenced throughout this discussion have been retroactively restated to reflect the one-for-five reverse stock split.

On March 6, 2018, BIOLASE and two of its wholly-owned subsidiaries (such subsidiaries, together with BIOLASE, the “Borrower”) entered into a Business Financing Agreement (the “Business Financing Agreement”)

with Western Alliance Bank (“Western Alliance”), which provided for borrowings of up to $6.0 million. On August 13, 2018, the Borrower and Western Alliance entered into a Business Financing Modification Agreement, pursuant to which Western Alliance waived the Borrower’s covenant defaults and provided an advance of $1.5 million, which advance was due by September 27, 2018. In connection with the execution of the Business Financing Agreement, we issued to Western Alliance warrants. See Notes 6 and 8 to our audited consolidated financial statements included in our 2018 Form 10-K, incorporated herein by reference, for additional information.

On September 27, 2018, the Borrower and Western Alliance entered into a second Business Financing Modification Agreement which reduced the credit limit under the Business Financing Agreement to $2.5 million and extended the due date of the $1.5 million advance to March 6, 2019.

On October 22, 2018, the Borrower and Western Alliance entered into a third Business Financing Modification Agreement, pursuant to which Western Alliance waived BIOLASE’s non-compliance with certain financial operating covenants as set forth in the Business Financing Agreement, and the Borrower agreed to certain amended covenants contained in the Business Financing Agreement, including $300,000 minimum unrestricted cash balance covenant and a waiver of reporting items required to be delivered by BIOLASE to Western Alliance under the Business Financing Agreement.

On November 9, 2018, BIOLASE entered into a five-year secured Credit Agreement with SWK Funding LLC (“SWK”), pursuant to which BIOLASE has borrowed $12.5 million (the “SWK Loan”). BIOLASE’s obligations are secured by substantially all of our assets. The SWK Loan matures on November 9, 2023, and the interest rate on the SWK Loan is LIBOR plus 10%.

On November 9, 2018, the Business Financing Agreement, as amended on October 22, 2018, was replaced by the Credit Agreement. All outstanding borrowings, accrued interest and fees were paid off with a portion of the proceeds under the Credit Agreement, and the Business Financing Agreement was terminated.

On May 7, 2019, we entered into an amendment to our Credit Agreement with SWK to increase the total commitment in the SWK Loan from $12.5 million to $15.0 million and to revise certain of the financial covenants. Also on May 7, 2019 in connection with such amendment, we issued warrants to purchase up to 115,175 shares of BIOLASE common stock to SWK Funding LLC and warrants to purchase up to 34,552 shares of BIOLASE common stock to Deal Partners Group. See Note 9 - Debt to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference, for additional information.

On August 20, 2019, we entered into a letter agreement with SWK pursuant to which SWK agreed to waive the effect of the Company’s potential non-compliance with certain unencumbered liquid assets financial operating covenants as set forth in the Credit Agreement, and SWK agreed to forbear from exercising rights and remedies otherwise available to it in the event of such non-compliance through September 30, 2019, or earlier in the event that an additional secured financing is consummated or a default occurs under the Credit Agreement.

In summary, 2018 and the first half of 2019 was a period of continued transformation for us, positioning ourselves to further execute on our strategic goals of returning BIOLASE to a successful growing company and continuing as the clear worldwide industry leader in the dental laser segment. Although we have made improvements throughout the year, it will take time for the financial statements to reflect the changes and as such, for the three years ended December 31, 2018 and six months ended June 30, 2019 we have reported recurring losses from operations and have not generated cash from operations. Our level of cash used in operations, the potential need for additional capital, and the uncertainties surrounding our ability to raise additional capital, raise substantial doubt about our ability to continue as a going concern. As a result, the opinion we have received from our independent registered public accounting firm, on our consolidated financial statements, contains an explanatory paragraph stating that there is a substantial doubt regarding our ability to continue as a going concern.

The consolidated financial statements incorporated by reference herein have been prepared on a going concern basis, which assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States (“GAAP”) requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. The following is a summary of those accounting policies that we believe are necessary to understand and evaluate our reported financial results.

Revenue Recognition

Revenue for sales of products and services is derived from contracts with customers. The products and services promised in contracts include delivery of laser systems, imaging systems, and consumables as well as certain ancillary services such as product training and support for extended warranties. Contracts with each customer generally state the terms of the sale, including the description, quantity and price of each product or service. Payment terms are stated in the contract and vary according to the arrangement. Because the customer typically agrees to a stated rate and price in the contract that does not vary over the life of the contract, our contracts do not contain variable consideration. We establish a provision for estimated warranty expenses. For further information on warranty, see the Warranty Cost discussion below.

At contract inception, we assess the products and services promised in our contracts with customers. We then identify performance obligations to transfer distinct products or services to the customers. In order to identify performance obligations, we consider all of the products or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

Revenue from products and services transferred to customers at a single point in time accounted for 86%, 85% and 86% of net revenue for the years ended December 31, 2018, 2017, and 2016, respectively. The majority of the revenue recognized at a point in time is for the sale laser systems, imaging systems, and consumables. Revenue from these contracts is recognized when the customer is able to direct the use of and obtain substantially all of the benefits from the product which generally coincides with title transfer during the shipping process.

Revenue from services transferred to customers over time accounted for 14%, 15%, and 14% of net revenue for the years ended December 31, 2018, 2017, and 2016, respectively. The majority of our revenue that is recognized over time relates to training and extended warranties.

The transaction price for a contract is allocated to each distinct performance obligation and recognized as revenue when, or as, each performance obligation is satisfied. For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in a contract. The primary method used to estimate standalone selling price is the observable price when the good or service is sold separately in similar circumstances and to similar customers.

Revenue is recorded for extended warranty over time as the customer benefits from the warranty coverage. This revenue will be recognized equally throughout the contract period as the customer receives benefits from our promise to provide such services. Revenue is recorded for training as the customer attends a training program or upon the expiration of the obligation.

We also have contracts that include both the product sales and product training as performance obligations. In those cases, we record revenue for product sales at the point in time when the product has been shipped. The customer obtains control of the product when it is shipped, as all shipments are made FOB shipping point, and after the customer selects its shipping method and pays all shipping costs and insurance. We have concluded that control is transferred to the customer upon shipment.

We perform our obligations under a contract with a customer by transferring products and/or services in exchange for consideration from the customer. We invoice our customers as soon as control of an asset is transferred and a receivable due to us is established. We recognize a contract liability when a customer prepays for goods and/or services and we have not transferred control of the goods and/or services.

Accounts receivable are stated at estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs.

Accounting for Stock-Based Payments. Stock-based compensation expense is estimated at the grant date of the award, is based on the fair value of the award and is recognized ratably over the requisite service period of the award. For restricted stock units we estimate the fair value of the award based on the number of awards and the fair value of our common stock on the grant date and apply an estimated forfeiture rate. For stock options, we estimate the fair value of the option award using the Black-Scholes option pricing model. This option-pricing model requires us to make several assumptions regarding the key variables used to calculate the fair value of its stock options. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect for the expected lives of the options at their grant dates. Since July 1, 2005, we have used a dividend yield of zero, as we do not intend to pay cash dividends on our common stock in the foreseeable future. The most critical assumptions used in calculating the fair value of stock options is the expected life of the option and the expected volatility of our common stock. The expected life is calculated in accordance with the simplified method, whereby for service-based awards, the expected life is calculated as a midpoint between the vesting date and expiration date. We use the simplified method, as there is not a sufficient history of share option exercises. For performance-based awards, the expected life equals the life of the award. We believe the historic volatility of our common stock is a reliable indicator of future volatility, and accordingly, a stock volatility factor based on the historical volatility of our common stock over a lookback period of the expected life is used in approximating the estimated volatility of new stock options. Compensation expense is recognized using the straight-line method for all service-based employee awards and graded amortization for all performance-based awards. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on historical experience and future expectations. Forfeitures are estimated at the time of the grant and revised in subsequent periods as actual forfeitures differ from those estimates. During the year ended December 31, 2018, we applied a forfeiture rate of 7.28% and 45.31% to awards granted to executives and employees, respectively.

Valuation of Inventory. Inventory is valued at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. We periodically evaluate the carrying value of inventory and maintain an allowance for excess and obsolete inventory to adjust the carrying value as necessary to the lower of cost or net realizable value. We evaluate quantities on hand, physical condition, and technical functionality, as these characteristics may be impacted by anticipated customer demand for current products and new product introductions. Unfavorable changes in estimates of excess and obsolete inventory would result in an increase in cost of revenue and a decrease in gross profit.

Valuation of Long-Lived Assets. Property, plant, and equipment and certain intangibles with finite lives are amortized over their estimated useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue or otherwise productively support our business goals. We monitor events and changes in circumstances that could indicate that the carrying balances of long-lived assets may exceed the undiscounted expected future cash flows from those assets. If such a condition were to exist, we would determine if an impairment loss should be recognized by comparing the carrying amount of the assets to their fair value.

Valuation of Goodwill and Other Intangible Assets. Goodwill and other intangible assets with indefinite lives are not subject to amortization but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. We conducted our annual impairment analysis of our goodwill as of June 30, 2018 and concluded there had been no impairment in goodwill. We closely monitor our stock price and market capitalization and perform such analysis when events or circumstances indicate that there may have been a change to the carrying value of those assets.

Warranty Cost. We provide warranties against defects in materials and workmanship of our laser systems for specified periods of time. For the years ended December 31, 2018, 2017, and 2016 laser systems sold were covered by our warranty for a period of up to two years from the date of sale by us or the distributor to the end-user. In 2017, for Waterlase systems sold domestically and purchased in 2017 or later, we decreased the warranty period from two years to one year. Laser systems sold internationally were covered by our warranty for a period of up to 28 months from the date of sale to the international distributor. Estimated warranty expenses are recorded as an accrued liability with a corresponding provision to cost of revenue. This estimate is recognized concurrent with the recognition of revenue on the sale to the distributor or end-user. Warranty expenses expected to be incurred after one year from the time of sale to the distributor are classified as a long-term warranty accrual. Our overall accrual is based on our historical experience and our expectation of future conditions, taking into consideration the location and type of customer and the type of laser, which directly correlate to the materials and components under warranty, the duration of the warranty period, and the logistical costs to service the warranty. Additional factors that may impact our warranty accrual include changes in the quality of materials, leadership and training of the production and services departments, knowledge of the lasers and workmanship, training of customers, and adherence to the warranty policies. Additionally, an increase in warranty claims or in the costs associated with servicing those claims would likely result in an increase in the accrual and a decrease in gross profit. We offer extended warranties on certain imaging products. However, all imaging products are initially covered by the manufacturer’s warranties.

Litigation and Other Contingencies. We regularly evaluate our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, we assess whether such information warrants the recording of expense relating to contingencies. To be recorded as expense, a loss contingency must be both probable and reasonably estimable. If a loss contingency is significant but is not both probable and estimable, we disclose the matter in the notes to our consolidated financial statements.

Income Taxes. Based upon our operating losses during 2018, 2017, and 2016 and the available evidence, management has determined that it is more likely than not that the deferred tax assets as of December 31, 2018 will not be realized in the near term. Consequently, we have established a valuation allowance against our net deferred tax asset totaling approximately $46.9 million and $40.8 million as of December 31, 2018 and 2017, respectively. In this determination, we considered factors such as our earnings history, future projected earnings, and tax planning strategies. If sufficient evidence of our ability to generate sufficient future taxable income tax benefits becomes apparent, we may reduce our valuation allowance, resulting in tax benefits in our statement of operations and in additional paid-in-capital. Management evaluates the potential realization of our deferred tax assets and assesses the need for reducing the valuation allowance periodically.

Fair Value of Financial Instruments

Our financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations and accrued liabilities, approximate fair value because of the liquid or short-term nature of these items.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or, if none exists, the most advantageous market) for the specific asset or liability at the measurement date (referred to as the “exit price”). The fair value is based on assumptions that market participants would use, including a consideration of non-performance risk. Under the accounting guidance for value hierarchy, there are three levels of measurement inputs. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly. Level 3 inputs are unobservable due to little or no corroborating market data.

Results of Operations – Years Ended December 31, 2018, 2017, and 2016

The following table sets forth certain data from our operating results for each of the years ended December 31, 2018, 2017, and 2016, expressed in thousands and as percentages of revenue:

	Years Ended December 31,
	2018		2017		2016
Products and services revenue	$46,143	100.0%	$46,798	99.7%	$51,661	99.7%
License fees and royalty revenue	12	—%	128	0.3%	149	0.3%

Net revenue	46,155	100.0%	46,926	100.0%	51,810	100.0%
Cost of revenue	29,260	63.4%	31,800	67.8%	31,502	60.8%

Gross profit	16,895	36.6%	15,126	32.2%	20,308	39.2%

Operating expenses:
Sales and marketing	18,121	39.3%	16,718	35.6%	17,018	32.8%
General and administrative	11,771	25.5%	9,712	20.7%	10,453	20.2%
Engineering and development	5,203	11.3%	6,229	13.3%	7,799	15.1%
Disposal of internally developed software	1,185	2.6%	505	1.1%	—	—%
Loss on patent litigation settlement	1,500	3.2%	—	—%	—	—%

Total operating expenses	37,780	81.9%	33,164	70.7%	35,270	68.1%

Loss from operations	(20,885)	(45.2)%	(18,038)	(38.5)%	(14,962)	(28.9)%
Non-operating (loss) gain, net	(568)	(1.2)%	605	1.3%	(258)	(0.5)%

Loss before income tax provision	(21,453)	(46.5)%	(17,433)	(37.2)%	(15,220)	(29.4)%
Income tax provision (benefit)	63	0.1%	(582)	(1.2)%	151	0.3%

Net loss	$(21,516)	(46.6)%	$(16,851)	(36.0)%	$(15,371)	(29.7)%

The following table summarizes our net revenues by category for the years ended December 31, 2018, 2017, and 2016 (dollars in thousands):

	Years Ended December 31,
	2018		2017		2016
Laser systems	$29,733	64.4%	$29,121	62.0%	$35,150	67.9%
Imaging systems	1,694	3.7%	3,685	7.9%	3,066	5.9%
Consumables and other	8,287	18.0%	7,332	15.6%	6,906	13.3%
Services	6,429	13.9%	6,660	14.2%	6,539	12.6%

Total products and services	46,143	100.0%	46,798	99.7%	51,661	99.7%
License fees and royalty	12	—%	128	0.3%	149	0.3%

Net revenue	$46,155	100.0%	$46,926	100.0%	$51,810	100.0%

Non-GAAP Disclosure

In addition to the financial information prepared in conformity with GAAP, we provide certain historical non-GAAP financial information. Management believes that these non-GAAP financial measures assist investors in making comparisons of period-to-period operating results and that, in some respects, these non-GAAP financial measures are more indicative of the Company’s ongoing core operating performance than their GAAP equivalents.

Management believes that the presentation of this non-GAAP financial information provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments, and amortization methods, which provides a more complete understanding of our financial performance, competitive position, and prospects for the future. However, the non-GAAP financial measures presented herein have certain limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the Company may be different from similarly named non-GAAP financial measures used by other companies.

Non-GAAP Net Loss. Management uses non-GAAP net loss (defined as net loss before interest, taxes, depreciation and amortization and stock-based compensation) in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes that this measure is an important component of its internal performance measurement process. Management believes that this non-GAAP financial information reflects an additional way of viewing aspects of our business that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. The following table contains a reconciliation of non-GAAP net loss to GAAP net loss attributable to common stockholders (in thousands):

	Years Ended December 31,
	2018	2017	2016
GAAP net loss attributable to common stockholders	$(21,516)	$(20,829)	$(17,555)
Deemed dividend on convertible preferred stock	—	3,978	2,184

GAAP net loss	$(21,516)	$(16,851)	$(15,371)
Adjustments:
Interest expense (income), net	510	(42)	(74)
Income tax provision (benefit)	63	(582)	151
Depreciation and amortization	945	1,203	1,048
Disposal of internally developed software	1,185	505	—
Loss on patent litigation settlement	1,500	—	—
Stock-based and other non-cash compensation	2,768	2,207	3,065

Non-GAAP net loss	$(14,545)	$(13,560)	$(11,181)

Results of Operations – Three and Six Months Ended June 30, 2019

The following table sets forth certain data from our unaudited consolidated statements of operations expressed as percentages of net revenue:

	Three Months Ended June 30,				Six Months Ended June 30,
	2019		2018		2019		2018
Net revenue	8,645	100.0%	12,154	100.0%	18,971	100.0%	22,174	100.0%
Cost of revenue	5,265	60.9%	7,846	64.6%	12,070	63.6%	14,833	66.9%

Gross profit	3,380	39.1%	4,308	35.4%	6,901	36.4%	7,341	33.1%

Operating expenses:
Sales and marketing	3,272	37.9%	4,657	38.3%	7,151	37.8%	8,548	38.5%
General and administrative	2,511	29.0%	2,969	24.4%	4,903	25.8%	6,006	27.1%
Engineering and development	1,124	13.0%	1,361	11.2%	2,549	13.4%	2,650	12.0%
Change in fair value of patent litigation settlement liability	(190)	(2.2)%	—	0.0%	—	0.0%	—	0.0%

Total operating expenses	6,717	77.7%	8,987	73.9%	14,603	77.0%	17,204	77.6%

Loss from operations	(3,337)	(38.6)%	(4,679)	(38.5)%	(7,702)	(40.6)%	(9,863)	(44.5)%
Non-operating loss	534	6.2%	222	1.8%	1,055	5.6%	27	0.1%

Loss before income taxes	(3,871)	(44.8)%	(4,901)	(40.3)%	(8,757)	(46.2)%	(9,890)	(44.6)%
Income tax provision	28	0.3%	10	0.1%	42	0.2%	42	0.2%

Net loss	$(3,899)	(45.1)%	$(4,911)	(40.4)%	$(8,799)	(46.4)%	$(9,932)	(44.8)%

Non-GAAP Disclosure

The following table contains a reconciliation of non-GAAP net loss to GAAP net loss attributable to common stockholders (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
GAAP net loss attributable to common stockholders	$(3,899)	$(4,911)	$(8,799)	$(9,932)
Deemed dividend on convertible preferred stock	—	—	—	—

GAAP net loss	$(3,899)	$(4,911)	$(8,799)	$(9,932)
Adjustments:
Interest expense, net	529	35	1,007	47
Income tax provision	28	10	42	42
Depreciation and amortization	268	246	529	510
Change in fair value of patent litigation settlement liability	(190)	—	0	—
Stock-based and other non-cash compensation	447	557	1,204	1,258

Non-GAAP net loss	$(2,817)	$(4,063)	$(6,017)	$(8,075)

Comparison of Results of Operations

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Net Revenue. Net revenue for the year ended December 31, 2018 (“Fiscal 2018”) was $46.2 million, a decrease of $0.8 million, or 2%, as compared with net revenue of $46.9 million for the year ended December 31, 2017 (“Fiscal 2017”). Domestic revenues were $28.7 million, or 62% of net revenue, for Fiscal 2018 compared to $29.3 million, or 62% of net revenue, for Fiscal 2017. International revenues for Fiscal 2018 were $17.5 million, or 38% of net revenue, compared to $17.6 million, or 38% of net revenue for Fiscal 2017.

The decrease in year-over-year net revenue resulted from decreases in worldwide imaging systems, services, and royalty revenue and was partially offset by increases of 2% and 13% in worldwide laser system and consumables and other revenue, respectively.

Laser system net revenues increased by approximately $0.6 million, or 2%, in Fiscal 2018 compared to Fiscal 2017. The laser systems revenue increase was driven by a 7% increase in domestic revenue which was partially offset by 3% decline in international revenue. The increase in domestic laser revenues is primarily due to our increased sales efforts in our model markets as well as the rest of the U.S.

Imaging system net revenue decreased by approximately $2.0 million, or 54%, in Fiscal 2018 compared to Fiscal 2017. This decrease was primarily driven by a one-time study club purchase in 2017 and our renewed focus on laser sales in 2018.

Consumables and other net revenue, which includes products such as disposable tips and shipping revenue, increased approximately $1.0 million, or 13%, in Fiscal 2018, as compared to Fiscal 2017. The increase in consumables and other net revenue was primarily driven by an increase of approximately 12% in domestic sales, which is attributed to our growing laser customer base.

License fees and royalty revenue decreased by approximately $0.1 million or 91%, in Fiscal 2018 compared to Fiscal 2017 primarily due to winding down of the previously disclosed Fotona Proizvodnja Optoelektronskih Naprav D.D. and Fotona LLC intellectual property litigation (the “Fotona Litigation”).

Cost of Revenue. Cost of revenue decreased by $2.5 million, or approximately 8%, to $29.3 million, or 63% of net revenue in Fiscal 2018, compared to cost of revenue of $31.8 million, or 68% of net revenue, in Fiscal 2017. The decrease in cost of revenue in Fiscal 2018 as compared to Fiscal 2017 is primarily due to product mix. In Fiscal 2018, we sold fewer imaging systems which have lower profit margin leading to an overall decline in cost of revenue as a percentage of revenue from Fiscal 2017.

Gross Profit. Gross profit as a percentage of revenue typically fluctuates with product and regional mix, selling prices, product costs and revenue levels. Gross profit for Fiscal 2018 was $16.9 million, or 37% of net revenue, an increase of approximately $1.8 million, or 12%, as compared with gross profit of $15.1 million, or 32% of net revenue, for Fiscal 2017. The increase in gross profit reflects new customer growth and a favorable change in product mix with an increase in laser sales, which have higher average selling prices and higher profit margins than our other product offerings.

Operating Expenses. Operating expenses for Fiscal 2018 were $37.8 million, or 82% of net revenue, an increase of approximately $4.6 million, or 14%, as compared with $33.2 million, or 71% of net revenue, for Fiscal 2017. See the following expense categories for further explanations.

Sales and Marketing Expense. Sales and marketing expense for Fiscal 2018 increased by $1.4 million, or 8%, to $18.1 million, or 39% of net revenue, as compared with $16.7 million, or 36% of net revenue, during Fiscal 2017. The increase in Fiscal 2018 was primarily a result of increases in payroll and consulting-related expense of $0.7 million, advertising and marketing expense of $0.4 million, share-based compensation of

$0.3 million and commissions of $0.1 million; the increases were partially offset by a decrease in convention related costs of $0.3 million. As we continue efforts to transform and drive revenue growth, we expect sales and marketing expense to decrease as a percentage of revenue in 2019 primarily due to our continued focus on targeted and cost-effective advertising campaigns and marketing events.

General and Administrative Expense. General and administrative expense for Fiscal 2018 increased by $2.0 million, or 21%, to $11.8 million, or 25% of net revenue, as compared with $9.7 million, or 21% of net revenue, for Fiscal 2017. The increase in general and administrative expense was primarily due to increases in patent and legal expense of $0.9 million, payroll and consulting-related expense of $0.5 million, provision for doubtful accounts of $0.4 million, and other general expenses of $0.2 million, while share-based compensation was consistent with Fiscal 2017. We expect general and administrative expenses to decrease as a percentage of revenue in 2019 primarily due to decreased legal expenses.

Engineering and Development Expense. Engineering and development expense for Fiscal 2018 decreased by $1.0 million, or 16%, to $5.2 million, or 11% of net revenue, as compared with $6.2 million, or 13% of net revenue, in Fiscal 2017. The decrease was primarily related to decreased payroll and consulting-related expense of $0.4 million and decreased supplies expense of $0.4 million. The decrease in payroll and consulting-related expense resulted primarily from decreased salaries and wages of $0.3 million. The decrease in supplies expense resulted primarily from decreased operating supplies of $0.3 million. We expect to continue our investment in engineering and development activity. However, our primary focus will be on our sales and marketing efforts. Therefore, we expect engineering and development expenses to a decrease as a percentage of revenue in 2019.

Disposal of internally developed software. In Fiscal 2018, we recognized a $1.2 million loss on disposal of internally developed software costs. During 2018, it was determined that capitalized website development costs were impaired due to the fact that further development of the tools would not be pursued. In Fiscal 2017, we recognized a $0.5 million loss on disposal of internally developed software resulting from our decision to stop implementation of a new ERP system.

Loss on patent litigation settlement. In Fiscal 2018, we recognized a contingent loss of $1.5 million relating to the patent litigation claim with CAO Group, Inc. (“CAO”). Under the Settlement Agreement, CAO agreed to dismiss with prejudice the previously-disclosed lawsuits filed by CAO against BIOLASE and grant BIOLASE a non-exclusive, non-transferable (except as provided in the Settlement Agreement), royalty free, fully paid, worldwide license to the licensed patents for use in the licensed products that were the subject of the litigation. BIOLASE agreed to pay $500,000 in cash and 500,000 restricted shares of our common stock, which will vest on December 31, 2021. If upon December 31, 2021, the fair value of the shares issued to CAO is less than $1 million, BIOLASE will pay the difference between the value of the stock on December 31, 2021 and $1 million in cash. We expect legal expenses to decrease in 2019 as a result of this settlement.

Non-Operating Income (Loss)

Gain (Loss) on Foreign Currency Transactions. We recognized a $0.1 million loss on foreign currency transactions for Fiscal 2018 compared to a $0.5 million gain for Fiscal 2017, due to exchange rate fluctuations primarily between the U.S. dollar and the Euro.

Interest Income (Expense), Net. Net interest expense increased by $0.6 million to $0.5 million in Fiscal 2018 compared to $0.1 million of net interest income in Fiscal 2017. The increase in interest expense was the result of $0.3 million in interest relating to the SWK Loan and interest expense of $0.2 million relating to the Business Financing Agreement with Western Alliance. We repaid the borrowings under the Business Financing Agreement in the fourth quarter of Fiscal 2018 with the proceeds from the SWK Loan. We expect interest expense to increase in 2019 as a result of having the SWK Loan outstanding for the full year.

Provision (benefit) for Income Taxes. Our provision for income taxes was $0.1 million for Fiscal 2018, an increase of $0.7 million as compared with our benefit for income taxes of $0.6 million in Fiscal 2017. The increase in our provision for 2018 is primarily due to the one-time impact of the Tax Cuts and Jobs Act of 2017 had upon adoption in Fiscal 2017.

Net Loss. For the reasons stated above, our net loss was $21.5 million for Fiscal 2018 compared to a net loss of $16.9 million for Fiscal 2017. The increase in net loss of approximately $4.7 million, or 28%, was primarily due to increased loss from operations of $2.8 million, including non-cash expenses consisting of the $1.5 million loss relating to the CAO patent infringement settlement and the $0.7 million increase in loss on disposal of internally developed software. Net loss for Fiscal 2018 also included increased legal expenses of $0.9 million and an increase in interest expense of $0.6 million, which were offset by decreases in engineering payroll and consulting expenses and supplies costs of $1.0 million.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Net Revenue.    Net revenue for the year ended December 31, 2017 was $46.9 million, a decrease of $4.9 million, or 9%, as compared with net revenue of $51.8 million for the year ended December 31, 2016 (“Fiscal 2016”). Domestic revenues were $29.3 million, or 62% of net revenue, for Fiscal 2017 compared to $33.4 million, or 64% of net revenue, for Fiscal 2016. International revenues for Fiscal 2017 were $17.6 million, or 38% of net revenue, compared to $18.4 million, or 36% of net revenue for Fiscal 2016.

The decrease in year-over-year net revenue resulted from decreases in worldwide laser system revenue, international imaging systems revenue, international consumables and other revenue, international services revenue and domestic license fees and royalty revenue, partially offset by increases in domestic imaging systems revenue, domestic consumables and other revenue and domestic services revenue.

Laser system net revenues decreased by approximately $6.0 million, or 17%, in Fiscal 2017 compared to Fiscal 2016. The laser systems revenue decrease was driven by a 28% decline in domestic revenue and a 3% decline in international revenue.

Imaging system net revenue increased by approximately $0.6 million, or 20%, in Fiscal 2017 compared to Fiscal 2016. This increase was due to increased overall market interest in intra-oral scanning devices, and our favorable positioning as a distributor.

Consumables and other net revenue, which includes products such as disposable tips and shipping revenue, increased approximately $0.4 million, or 6%, in Fiscal 2017, as compared to Fiscal 2016. The increase in consumables and other net revenue was primarily a result of auxiliary sales to our growing laser customer base.

License fees and royalty revenue decreased by 14%, to approximately $0.1 million in Fiscal 2017 compared to Fiscal 2016. License fees and royalty revenues are associated with intellectual property related to our laser technologies. The decrease was primarily due to the Fotona Litigation from Fiscal 2015.

Cost of Revenue. Cost of revenue in Fiscal 2017 increased by $0.3 million, or 1%, to $31.8 million, or 68% of net revenue, compared with cost of revenue of $31.5 million, or 61% of net revenue, in Fiscal 2016.

Gross Profit. Gross profit as a percentage of revenue typically fluctuates with product and regional mix, selling prices, product costs and revenue levels. Gross profit for Fiscal 2017 was $15.1 million, or 32% of net revenue, a decrease of approximately $5.2 million, or 26%, as compared with gross profit of $20.3 million, or 39% of net revenue, for Fiscal 2016. The decrease in gross profit was mainly attributable to promotional introductory pricing of Waterlase Express, unabsorbed fixed costs due to lower revenue, and an increase in imaging revenue, which has lower product distribution margins than laser systems revenue.

Operating Expenses. Operating expenses for Fiscal 2017 were $33.2 million, or 71% of net revenue, a decrease of approximately $2.1 million, or 6%, as compared with $35.3 million, or 68% of net revenue, for Fiscal 2016. The year-over-year decrease in expense is primarily due to a $0.7 million decrease in commissions expenses and $0.8 million decrease in stock-based compensation expenses. See the following expense categories for further explanations.

Sales and Marketing Expense. Sales and marketing expenses for Fiscal 2017 decreased by $0.3 million, or 2%, to $16.7 million, or 36% of net revenue, as compared with $17.0 million, or 33% of net revenue, during Fiscal 2016. The decrease was primarily a result of decreased commissions of $0.7 million, partially offset by increased payroll and consulting-related expenses of $0.1 million, increased convention-related expenses of $0.1 million and increased travel and travel-related expenses of $0.2 million. The decrease in commissions was driven by decreased sales in Fiscal 2017 compared to Fiscal 2016. The increase in payroll and consulting-related expenses resulted primarily from increased incentive compensation of $0.3 million, partially offset by a decrease of $0.2 million in stock-based compensation due to fewer grants. In the first quarter of 2017, we participated in the International Dental Show in Cologne, Germany, which led to higher convention-related expenses and travel expenditures.

General and Administrative Expense. General and administrative expenses for Fiscal 2017 decreased by $0.7 million, or 7%, to $9.7 million, or 21% of net revenue, as compared with $10.5 million, or 20% of net revenue, for Fiscal 2016. The overall decrease to general and administrative expenses was primarily due to decreased payroll and consulting-related expenses of $0.8 million, and decreased patent and legal expenses of $0.3 million, partially offset by increased provision for doubtful accounts of $0.2 million and increased bank fees of $0.1 million. The decreased payroll and consulting-related expenses resulted primarily from decreased recruiting fees of $0.3 million and decreased stock-based compensation expense of $0.6 million due to the reassessment of certain performance-based equity awards, partially offset by an increase in salaries and wages of $0.1 million. The decrease in patent and legal expenses resulted from a decrease in legal and litigation fees in the normal course of business of $0.3 million.

Engineering and Development Expense. Engineering and development expenses for Fiscal 2017 decreased by $1.6 million, or 20%, to $6.3 million, or 13% of net revenue, as compared with $7.8 million, or 15% of net revenue, in Fiscal 2016. The decrease was primarily related to decreased payroll, consulting and temporary labor expenses of $0.9 million and decreased supplies expenses of $0.8 million. The decrease in payroll, consulting and temporary labor expenses resulted primarily from decreased consulting fees of $0.9 million. The decrease in supplies expenses resulted primarily from decreased operating supplies of $0.6 million.

Disposal of Internally Developed Software Expense. Disposal of internally developed software expense for Fiscal 2017 was $0.5 million. In 2013, we began our program to deploy a new global enterprise resource planning (“ERP”) system developed by SAP. After careful evaluation, we have concluded that this new ERP system does not fit into our current business model. Accordingly, we have stopped our global ERP deployment and disposed of all related assets.

Non-Operating Income (Loss)

Gain (Loss) on Foreign Currency Transactions. We recognized a $0.6 million gain on foreign currency transactions for Fiscal 2017 compared to a $0.3 million loss for Fiscal 2016, due to exchange rate fluctuations primarily between the U.S. dollar and the Euro.

Interest Income (Expense), Net. Interest income during Fiscal 2017 represented interest recognized from the discounted present value of the settlement in connection with the Fotona Litigation. Interest expense in Fiscal 2017 consisted of interest incurred on our capital lease obligations in connection with the lease of information technology equipment. Interest income, net comprised of approximately 0.1% of net revenue, for Fiscal 2017, which is consistent with interest income of 0.1% of net revenue for Fiscal 2016.

(Benefit) Provision for Income Taxes. Our benefit for income taxes was $0.6 million for Fiscal 2017, a change of $0.7 million, as compared with our provision of income taxes of $0.2 million in Fiscal 2016. The change is due to the Tax Cuts and Jobs Act of 2017, which decreased the corporate tax rate from 34% to 21%.

Net Loss. For the reasons stated above, our net loss was $16.9 million for Fiscal 2017 compared to a net loss of $15.4 million for Fiscal 2016. The increase in net loss of approximately $1.5 million, or 10%, was primarily due to increased loss from operations of $3.1 million, including a non-cash expense related to the disposal of internally developed software of $0.5 million due to the decision to cancel future deployments of a new ERP system, partially offset by increased gain of foreign currency transactions of $0.9 million and a change in income tax benefit, net of $0.7 million.

Three months ended June 30, 2019 and 2018

Net Revenue: The following table summarizes our unaudited net revenues by category, including each category’s percentage of our total revenue, for the three months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change in each revenue category (dollars in thousands):

	Three Months Ended June 30,		Three Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Laser systems	$4,917	56.9%	$7,920	65.2%	$(3,003)	37.9
Imaging systems	63	0.7%	371	3.1%	(308)	(83.0)
Consumables and other	2,084	24.2%	2,303	18.9%	(219)	(9.5)
Services	1,578	18.2%	1,557	12.8%	21	1.3

Total products and services	8,642	100.0%	12,151	100.0%	(3,509)	(28.9)
License fees and royalty	3	—%	3	—%	—	—

Net revenue	$8,645	100.0%	$12,154	100.0%	$(3,509)	(28.9)

Typically, we experience fluctuations in revenue from quarter to quarter due to seasonality. Revenue in the first quarter typically is lower than average, and revenue in the fourth quarter typically is stronger than average, due to the buying patterns of dental practitioners. We believe that this trend exists because a significant number of dentists purchase their capital equipment towards the end of the calendar year in order to maximize their practice earnings while seeking to minimize their taxes. They often use certain tax incentives, such as accelerated depreciation methods for purchasing capital equipment, as part of their year-end tax planning. In addition, revenue in the third quarter may be affected by vacation patterns which can cause revenue to be flat or lower than in the second quarter of the year. Our historical seasonal fluctuations may also be impacted by sales promotions used by large dental distributors that encourage end-of-quarter and end-of-year buying in our industry.

The following table summarizes our unaudited net revenue by geographic location based on the location of customers for the three months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change in each geographic revenue category (dollars in thousands):

	Three Months Ended June 30,		Three Months Ended June 30,		Amount Change	Percent Change
	2019		2018
United States	$5,898	68.2%	$7,164	58.9%	$(1,266)	(17.7)
International	2,747	31.8%	4,990	41.1%	(2,243)	(44.9)

Net revenue	$8,645	100.0%	$12,154	100.0%	$(3,509)	(28.9)

Total net revenue decreased by $3.5 million or 29% during the three months ended June 30, 2019 as compared to the same period in 2018. In the U.S., net revenue decreased by $1.3 million, or 17.7%, primarily from laser systems sales, which decreased by $0.9 million, or 31.0%, during the three months ended June 30, 2019 compared to the same period in 2018. Outside the U.S., net revenue declined by $2.2 million, or 44.9% during the three months ended June 30, 2019 as compared to the same period in 2018, primarily due to the decline in sales of our laser products outside the U.S. of $2.0 million, or 50.0%, during the three months ended June 30, 2019 compared to the same period in 2018. Sales of consumables and other revenue, which consists of consumable products such as disposable tips decreased by $0.3 million, or 25.5% internationally and were consistent domestically, during the three months ended June 30, 2019 as compared to the same period in 2018.

Imaging systems revenue decreased by $0.3 million or 83% during the three months ended June 30, 2019 as compared to the same period in 2018, primarily driven by our continued focus on laser sales.

Cost of Revenue and Gross Profit: The following table summarizes our unaudited cost of revenue and gross profit for the three months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change (dollars in thousands):

	Three Months Ended June 30,		Three Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Net revenue	$8,645	100.0%	$12,154	100.0%	$(3,509)	(28.9)
Cost of revenue	5,265	60.9%	7,846	64.6%	(2,581)	(32.9)

Gross profit	$3,380	39.1%	$4,308	35.4%	$(928)	(21.5)

Gross profit as a percentage of revenue typically fluctuates with product and regional mix, selling prices, product costs and revenue levels. The 21.5% decrease in gross profit for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018, reflects the decline in our laser sales.

Operating Expenses: The following table summarizes our unaudited operating expenses for the three months ended June 30, 2019 and June 30, 2018, as well as the amount of change and percentage of change (dollars in thousands):

	Three Months Ended June 30,		Three Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Sales and marketing	$3,272	37.9%	$4,657	38.3%	$(1,385)	(29.7)
General and administrative	2,511	29.0%	2,969	24.4%	(458)	(15.4)
Engineering and development	1,124	13.0%	1,361	11.2%	(237)	(17.4)
Change in fair value of patent litigation settlement liability	(190)	(2.2)%	—	—%	(190)	(5.4)

Total operating expenses	$6,717	77.7%	$8,987	73.9%	$(2,270)	(25.3)

The quarter-over-quarter total operating expenses are explained in the following expense categories:

Sales and Marketing Expense. Sales and marketing expenses during the three months ended June 30, 2019 decreased by $1.4 million or 29.7% as compared to the same period in 2018, primarily due to decreases in payroll and consulting related expenses of $0.8 million, convention related expenses of $0.2 million, stock-based compensation expense of $0.1 million, and sales commissions of $0.2 million. We expect sales and marketing expenses to decrease as a percentage of revenue.

General and Administrative Expense. General and administrative expenses during the three months ended June 30, 2019 decreased by $0.5 million or 15.4% compared to the same period in 2018, primarily due to decreases in patent and legal fees of $0.2 million, in payroll and consulting related expenses of $0.2 million, and other general expenses of $0.1 million. We expect general and administrative expenses to decrease as a percentage of revenue through the remainder of 2019.

Engineering and Development Expense. Engineering and development expenses during the three months ended June 30, 2019 decreased by $0.2 million or 17.4% compared to the same period in 2018, primarily due to decreases in payroll and consulting-related expenses of $0.1 million and a decrease in operating expenses of approximately $0.1 million. We expect engineering and development expenses to decrease as a percentage of revenue through the remainder of 2019.

Change in fair value of patent litigation settlement liability. We recognized a $0.2 million gain on patent litigation settlement with CAO Group, Inc., as described in Note 11 – Commitments and Contingencies to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference, due to the change in fair value of the restricted stock which is pending issuance. We expect the restricted stock to be issued during the second half of 2019; however, until the shares are issued we will be required to adjust the contingent liability to match the fluctuation in our share price.

(Loss) Gain on Foreign Currency Transactions. We realized a $5,000 loss on foreign currency transactions during the three months ended June 30, 2019 compared to a $0.2 million loss on foreign currency transactions during the three months ended June 30, 2018, primarily due to exchange rate fluctuations between the U.S. dollar and Euro, as well as other foreign currencies.

Interest Expense. Interest expense during the three months ended June 30, 2019 increased by $0.5 million primarily due to the interest and amortization of debt issuance costs relating to the SWK Loan we entered into in the fourth quarter of 2018. We expect interest expense to fluctuate depending on the movement in LIBOR through the remainder of 2019.

Income Tax Provision. We use a discrete year-to-date method in calculating quarterly provision for income taxes. Our provision for income taxes was $28,000 for the three months ended June 30, 2019 as compared to a provision of $10,000 for the same period in the prior year. For additional information regarding income taxes, see Note 14 – Income Taxes to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference.

Net Loss. Our net loss totaled approximately $3.9 million for the three months ended June 30, 2019 compared to a net loss of $4.9 million for the three months ended June 30, 2018.

Six months ended June 30, 2019 and 2018

Net Revenue: The following table summarizes our unaudited net revenues by category, including each category’s percentage of our total revenue, for the three months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change in each revenue category (dollars in thousands):

	Six Months Ended June 30,		Six Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Laser systems	$10,880	57.4%	$13,623	61.4%	$(2,743)	(20.1)%
Imaging systems	615	3.2%	954	4.3%	(339)	(35.5)%
Consumables and other	4,196	22.2%	4,337	19.6%	(141)	(3.3)%
Services	3,273	17.2%	3,254	14.7%	19	0.6%

Total products and services	18,964	100.0%	22,168	100.0%	(3,204)	(14.5)%
License fees and royalty	7	—%	6	—%	—	—%

Net revenue	$18,971	100.0%	$22,174	100.0%	$(3,204)	(14.5)%

The following table summarizes our unaudited net revenue by geographic location based on the location of customers for the six months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change in each geographic revenue category, (dollars in thousands):

	Six Months Ended June 30,		Six Months Ended June 30,		Amount Change	Percent Change
	2019		2018
United States	$12,014	63.3%	$12,857	58.0%	$(843)	(6.6)%
International	6,957	36.7%	9,317	42.0%	(2,360)	(25.3)%

Net revenue	$18,971	100.0%	$22,174	100.0%	$(3,203)	(14.4)%

Total net revenue decreased by $3.2 million or 14.4% during the six months ended June 30, 2019 as compared to the same period in 2018. In the U.S., net revenue decreased by $0.8 million, or 6.6%, primarily from laser systems sales, which decreased by $0.6 million, or 10.0%, during the six months ended June 30, 2019 compared to the same period in 2018. Outside the U.S., net revenue declined by $2.4 million, or 25.3% during the six months ended June 30, 2019 as compared to the same period in 2018, primarily due to the decline in sales of our laser products outside the U.S. of $2.1 million, or 28.3%, during the six months ended June 30, 2019 compared to the same period in 2018. Sales of consumables and other revenue, which consists of consumable products such as disposable tips decreased by $0.1 million, or 3%, during the six months ended June 30, 2019 as compared to the same period in 2018.

Imaging systems revenue decreased by $0.3 million or 36.0% during the six months ended June 30, 2019 as compared to the same period in 2018, primarily driven by our continued focus on laser sales.

Cost of Revenue and Gross Profit: The following table summarizes our unaudited cost of revenue and gross profit for the six months ended June 30, 2019 and 2018, as well as the amount of change and percentage of change (dollars in thousands):

	Six Months Ended June 30,		Six Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Net revenue	$18,971	100.0%	$22,174	100.0%	$(3,203)	(14.4)%
Cost of revenue	12,070	63.6%	14,833	66.9%	(2,763)	(18.6)%

Gross profit	$6,901	36.4%	$7,341	33.1%	$(440)	(6.0)%

Gross profit as a percentage of revenue typically fluctuates with product and regional mix, selling prices, product costs and revenue levels. The 6.0% decrease in gross profit as a percentage of revenue for the six months ended June 30, 2019, as compared to the six months ended June 30, 2018, reflects the decline in our laser sales which have a higher margin than our other product offerings.

Operating Expenses: The following table summarizes our unaudited operating expenses for the six months ended June 30, 2019 and June 30, 2018, as well as the amount of change and percentage of change (dollars in thousands):

	Six Months Ended June 30,		Six Months Ended June 30,		Amount Change	Percent Change
	2019		2018
Sales and marketing	$7,151	37.8%	$8,548	38.5%	$(1,397)	(16.3)%
General and administrative	4,903	25.8%	6,006	27.1%	(1,103)	(18.4)%
Engineering and development	2,549	13.4%	2,650	12.0%	(101)	(3.8)%
Change in fair value of patent litigation settlement liability	—	—%	—	—%	—	—%

Total operating expenses	$14,603	77.0%	$17,204	77.6%	$(2,601)	(15.1)%

The period-over-period total operating expenses are explained in the following expense categories:

Sales and Marketing Expense. Sales and marketing expenses during the six months ended June 30, 2019 decreased by $1.4 million or 16.3% as compared to the same period in 2018, primarily due to decreases in payroll and consulting related expenses of $1.1 million, convention related expenses of $0.1 million, and sales commissions of $0.2 million. We expect sales and marketing expenses to decrease as a percentage of revenue.

General and Administrative Expense. General and administrative expenses during the six months ended June 30, 2019 decreased by $1.1 million or 18.4% compared to the same period in 2018, primarily due to a decrease in patent and legal fees of $0.6 million, payroll and consulting related expenses of $0.3 million, and provision for bad debts of $0.1 million. We expect general and administrative expenses to decrease as a percentage of revenue through the remainder of 2019.

Engineering and Development Expense. Engineering and development expenses during the six months ended June 30, 2019 decreased by $0.1 million or 3.8% compared to the same period in 2018, primarily due to a $0.1 million decrease in payroll and consulting-related expenses. We expect engineering and development expenses to decrease as a percentage of revenue through the remainder of 2019.

(Loss) Gain on Foreign Currency Transactions. We realized a $48,000 loss on foreign currency transactions during the six months ended June 30, 2019 compared to a $20,000 gain on foreign currency transactions during the six months ended June 30, 2018, primarily due to exchange rate fluctuations between the U.S. dollar and Euro, as well as other foreign currencies.

Interest Expense. Interest expense during the six months ended June 30, 2019 increased by $1.0 million primarily due to the interest and amortization of debt issuance costs relating to the SWK Loan we entered into in the fourth quarter of 2018. We expect interest expense to fluctuate depending on the movement in LIBOR through the remainder of 2019.

Income Tax Provision. We use a discrete year-to-date method in calculating quarterly provision for income taxes. Our provision for income taxes was $42,000 for the six months ended June 30, 2019 and June 30, 2018. For additional information regarding income taxes, see Note 14 – Income Taxes to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference.

Net Loss. Our net loss totaled approximately $8.8 million for the six months ended June 30, 2019 compared to a net loss of $9.9 million for the six months ended June 30, 2018.

Liquidity and Capital Resources

At December 31, 2018, we had approximately $8.4 million in cash and cash equivalents, including restricted cash equivalents. Management defines cash and cash equivalents as highly liquid deposits with original maturities of 90 days or less when purchased. The decrease in our cash and cash equivalents by $3.5 million from December 31, 2017 was primarily due to cash used in operating and investing activities of $14.2 million and $0.5 million, respectively, and the effect of exchange rates on cash of $0.1 million, partially offset by cash provided by financing activities of $11.2 million. The $14.2 million of net cash used in operating activities in 2018 was primarily driven by our net loss of $21.5 million during the year.

At June 30, 2019, we had approximately $4.0 million in cash, cash equivalents and restricted cash. Management defines cash and cash equivalents as highly liquid deposits with original maturities of 90 days or less when purchased. The decrease in our cash, cash equivalents and restricted cash of $4.3 million at June 30, 2019 as compared to December 31, 2018, was primarily due to net cash used in operating activities of $6.6 million. The $6.6 million of net cash used in operating activities was primarily driven by our net loss of $8.8 million for the six months ended June 30, 2019.

Consolidated Cash Flows – Fiscal 2018, Fiscal 2017, and Fiscal 2016

The following table summarizes our statements of cash flows for Fiscal 2018, Fiscal 2017, and Fiscal 2016 (in thousands):

	Years Ended December 31,
	2018	2017	2016
Net cash (used in) provided by:
Operating activities	$(14,147)	$(18,412)	$(10,596)
Investing activities	(522)	(747)	(1,414)
Financing activities	11,235	21,618	9,350
Effect of exchange rates on cash	(106)	262	(64)

Net change in cash and cash equivalents	$(3,540)	$2,721	$(2,724)

Fiscal 2018 Compared to Fiscal 2017

Cash used in operating activities for Fiscal 2018 decreased by $4.3 million compared to Fiscal 2017 and was primarily due an increase in net loss of $4.7 million, offset by an increase in adjustments to reconcile net loss to cash and cash equivalents of $3.5 million which included a $1.5 million loss related to the CAO patent litigation settlement, an increase in loss on disposal of internally developed software of $0.7 million, a $0.6 million increase in share-based compensation, and an increase of $0.7 million in deferred income taxes and a $0.5 million decrease in provision for inventory reserves. Additionally, net changes in operating assets and liabilities resulted in an increase of $5.4 million to operating cash flows in Fiscal 2018 driven primarily by $6.8 million change in accounts payable and accrued liabilities from Fiscal 2017 due to the timing of payments made in 2017 as compared to Fiscal 2018. Cash used in operating activities for Fiscal 2017 totaled $18.4 million and was primarily comprised of net loss of $16.9 million, adjustments to reconcile net loss to net cash and cash equivalents of $3.8 million and cash outflow from net changes in assets and liabilities of $5.4 million. The $5.4 million net decrease in our operating assets and liabilities was primarily due to a decrease in accounts payable and accrued liabilities of $5.0 million related to the timing of our payments.

Cash used in investing activities for Fiscal 2018 totaled $0.5 million compared to $0.7 million for Fiscal 2017. The $0.2 million decrease in net cash used in investing activities was due to our continued efforts to effectively manage resources and is in line with expectations. We expect capital expenditures for 2019 to be consistent with Fiscal 2018.

Cash provided by financing activities decreased by $10.4 million compared to Fiscal 2017 and was primarily due to the difference in the net proceeds from the SWK Loan in Fiscal 2018 as compared to the proceeds received from the proceeds from our rights offering in Fiscal 2017. See Notes 6 and 8 to our audited consolidated financial statements included in our 2018 Form 10-K, incorporated herein by reference, for more information.

The $0.1 million effect of exchange rate on cash for Fiscal 2018 was due to a recognized loss on foreign currency transactions, primarily the Euro currency conversion rates during Fiscal 2018.

Fiscal 2017 Compared to Fiscal 2016

The $7.8 million increase in net cash used in operating activities for Fiscal 2017 compared to Fiscal 2016 was primarily due to an increase in our net loss of $1.5 million, decreased stock-based compensation of $0.9 million and decreased accounts payable and accrued liabilities of $5.0 million. The increased net loss was primarily driven by an increase in loss from operations of $3.1 million, partially offset by a non-operating gain (loss), net of $0.9 million a change in income tax benefit, net of $0.7 million. Cash used in operating activities for Fiscal 2017 totaled $18.4 million and was primarily comprised of net loss of $16.9 million, adjustments to reconcile net loss to net cash and cash equivalents of $3.8 million and cash outflow from net changes in assets and liabilities of $5.4 million. The $5.4 million net decrease in our operating assets and liabilities was primarily due to a decrease in accounts payable and accrued liabilities of $5.0 million related to the timing of our payments.

Cash used in investing activities for Fiscal 2017 totaled $0.7 million compared to $1.4 million for Fiscal 2016. The $0.7 million decrease in net cash used in investing activities was due to a $0.7 million decrease in capital expenditures during Fiscal 2017 compared to Fiscal 2016. The period-over-period decrease was primarily due to capital expenditures for the implementation of a new enterprise resource planning system, which has been put on hold in 2017.

The $21.6 million increase in net cash provided by financing activities for Fiscal 2017 compared to Fiscal 2016 was primarily due to net proceeds from our rights offering in December 2017 and our equity offering in April 2017 totaling $21.6 million. See Note 8 to our audited consolidated financial statements included in our 2018 Form 10-K, incorporated herein by reference, for more information.

The $0.3 million effect of exchange rate on cash for Fiscal 2017 was due to a recognized gain on foreign currency transactions, primarily the Euro currency conversion rates during 2017.

Consolidated Cash Flows – Six Months Ended June 30, 2019 and 2018

The following table summarizes our change in cash, cash equivalents and restricted cash (in thousands):

	Six Months Ended June 30,
	2019	2018
Net cash flows used in operating activities	$(6,627)	$(8,345)
Net cash flows used in investing activities	(125)	(110)
Net cash flows provided by (used in) financing activities	2,466	(269)
Effect of exchange rate changes	(38)	(26)

Net change in cash, cash equivalents and restricted cash	$(4,324)	$(8,750)

Operating Activities

Net cash used in operating activities consists of our net loss, adjusted for our non-cash charges, plus or minus working capital changes. Cash used in operating activities for the six months ended June 30, 2019 totaled

$6.6 million and was primarily comprised of our net loss of $8.8 million, partially offset by non-cash adjustments for depreciation and amortization expenses of $0.5 million and stock-based compensation expenses of $1.2 million, amortization of debt discount and issuance costs of $0.2 million, and provision for doubtful accounts of $0.1 million. Changes in operating assets and liabilities were $0.1 million primarily due to a decrease in accounts payable and accrued liabilities of $1.7 million related to the timing of our payments and $0.5 million paid as part of the patent litigation settlement with CAO Group, Inc., as described in Note 11 – Commitments and Contingencies to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference, and a decrease in accounts receivable of $1.3 million, partially offset by an increase in inventory of $0.1 million and a decrease in prepaid expenses and other current assets of $0.6 million.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2019 was minimal. We expect cash flows from investing activities to remain consistent through the remainder of 2019.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 increased by $2.7 million as compared to the same period in 2018, primarily due to the additional commitment on the SWK Loan of $2.5 million that occurred on May 7, 2019, partially offset by payments of debt issuance costs of $38,000.

Effect of Exchange Rate

The effect of exchange rate on cash for the six months ended June 30, 2019 was $38,000 and primarily due to fluctuations between the U.S. Dollar and the Euro.

Future Liquidity Needs

At December 31, 2018, we had approximately $17.3 million in working capital. Our principal sources of liquidity at December 31, 2018, consisted of approximately $8.4 million in cash, cash equivalents and restricted cash and $11.1 million of net accounts receivable.

As of June 30, 2019, we had working capital of approximately $13.8 million. Our principal sources of liquidity as of June 30, 2019 consisted of approximately $4.0 million in cash, cash equivalents and restricted cash and $9.7 million of net accounts receivable.

We have reported recurring losses from operations and have not generated cash from operations for the three years ended December 31, 2018 and six months ended June 30, 2019. Our level of cash used in operations, the potential need for additional capital, and the uncertainties surrounding our ability to raise additional capital, raise substantial doubt about our ability to continue as a going concern. The financial statements incorporated by reference herein have been prepared on a going concern basis, which assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

On November 9, 2018, BIOLASE entered into a five-year secured Credit Agreement (the “Credit Agreement”) with SWK, pursuant to which BIOLASE has borrowed $12.5 million (the “SWK Loan”). $0.9 million of the proceeds from the SWK Loan have been used to pay off all amounts owed to Western Alliance Bank under the Business Financing Agreement (as amended on October 26, 2018), and used the remaining proceeds to provide additional working capital to fund the Company’s growth initiatives.

As of March 31, 2019, we were not in compliance with certain covenants in the Credit Agreement. In May 2019, SWK granted the Company a waiver of such covenants. On May 7, 2019, we entered into an amendment to the Credit Agreement with SWK to increase our total commitment in the SWK Loan from $12.5 million to $15.0 million and to revise certain of the financial covenants to (a) adjust minimum revenue and EBITDA levels, (b) require us to have a shelf registration statement declared effective by the SEC before September 30, 2019, with a proposed maximum aggregate offering price of at least $10.0 million, if we did not reach set minimum revenue levels for the three-month period ended June 30, 2019, and (c) require us to maintain minimum liquidity of $1.5 million at all times and if aggregate minimum revenue and EBITDA levels are not achieved by September 30, 2019, the minimum liquidity requirement will be increased to $3.0 million, until we have obtained additional equity or debt funding of no less than $5.0 million.

In connection with the amendment, we paid to SWK loan origination and other fees of approximately $0.2 million payable in cash and approximately $0.3 million warrants to purchase shares of BIOLASE common stock. We also paid an additional finder’s fee to DPG, as defined and described in Note 9 to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference, of approximately $0.1 million in cash and $0.1 million in warrants to purchase shares of BIOLASE common stock.

On August 20, 2019, we entered into a letter agreement with SWK pursuant to which SWK agreed to waive the effect of the Company’s potential non-compliance with certain unencumbered liquid assets financial operating covenants as set forth in the Credit Agreement, and SWK agreed to forbear from exercising rights and remedies otherwise available to it in the event of such non-compliance through September 30, 2019, or earlier in the event that an additional secured financing is consummated or a default occurs under the Credit Agreement.

In order for us to continue operations beyond the next 12 months and be able to discharge our liabilities and commitments in the normal course of business, we must increase sales of our products directly to end-users and through distributors, establish profitable operations through the combination of increased sales and decreased expenses, generate cash from operations or obtain additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through expansion of our product offerings, continuing to expand and develop our fields sales force and distribution relationships both domestically and internationally, forming strategic arrangements within the dental and medical industries, educating dental and medical patients as to the benefits of our advanced medical technologies, and reducing expenses. Additional capital requirements may depend on many factors, including, among other things, continued losses, the rate at which our business grows, demands for working capital, manufacturing capacity, and any acquisitions that we may pursue. From time to time, we could be required, or may otherwise attempt, to raise capital, through either equity or debt offerings, or enter into another line of credit facility. We may not be able to successfully consummate any equity or debt financings or enter into any other line of credit facility in the future or that the required capital would be available on acceptable terms, if at all, or that any such financing activity would not be dilutive to our stockholders.

Concentration of Credit Risk

Financial instruments, which potentially expose us to a concentration of credit risk, consist principally of cash and cash equivalents, restricted cash, and trade accounts receivable. We maintain our cash and cash equivalents and restricted cash with established commercial banks. At times, balances may exceed federally insured limits. To minimize the risk associated with trade accounts receivable, we perform ongoing credit evaluations of customers’ financial condition and maintain relationships with our customers that allow us to monitor changes in business operations so we can respond as needed. We do not, generally, require customers to provide collateral before we sell them our products. However, we have required certain distributors to make prepayments for significant purchases of our products.

Receivables and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in the existing accounts receivable. We determine the allowance based on a quarterly specific account review of past due balances. All other balances are reviewed on a pooled basis by age of receivable. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Contractual Obligations

We lease our primary facility under a non-cancellable operating lease that expires in April 2020.

On November 9, 2018, we entered into the Credit Agreement with SWK, which provides us with the SWK Loan, a variable-rate term loan in the amount of $12.5 million. The SWK Loan bears interest at LIBOR plus 10% and is interest-only for the first two years of the five-year loan term, with the possibility of extending the interest-only period beyond two years. Principal repayments will begin in December 2020, and will be approximately $0.7 million per quarter until the loan matures in November 2023.

The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2018, for the years ended as indicated below (in thousands):

	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 years	Total
Operating lease obligations	$802	$346	$—	$—	$1,148
Purchase obligations	8,679	425	—	—	9,104
SWK Loan interest(1)	1,598	2,934	1,491	—	6,023
SWK Loan principal	—	3,500	9,000	—	12,500

Total	$11,079	$7,205	$10,491	$—	$28,775

(1)	Estimated using LIBOR rates as at December 31, 2018

Purchase obligations relate to purchase orders with suppliers that we expect to complete primarily during the year ended December 31, 2018. In conformity with current GAAP, purchase obligations and operating lease obligations are not reported in the consolidated balance sheet as of December 31, 2018.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(A)(4)(ii).

Recent Accounting Pronouncements

For a description of recently issued and adopted accounting pronouncements, including the respective dates of adoption and expected effects on our results of operations and financial condition, please refer to Note 2 –Summary of Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Form 10-K and to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, incorporated herein by reference.

Additional Information

BIOLASE®, ZipTip®, ezlase®, eztips®, ComfortPulse®, Waterlase®, Waterlase Dentistry®, Waterlase Express®, iLase®, iPlus®, Epic®, Epic Pro®, WCLI®, World Clinical Laser Institute®, Waterlase MD®, Waterlase Dentistry®, and EZLase® are registered trademarks of BIOLASE, and PedolaseTM is a trademark of BIOLASE. All other product and company names are registered trademarks or trademarks of their respective owners.

MANAGEMENT

Executive Officers

At August 30, 2019, the executive officers of the Company were as follows:

Name	Age	Position
Todd A. Norbe	52	President and Chief Executive Officer
John R. Beaver	58	Executive Vice President and Chief Financial Officer

Todd A. Norbe was named President and Chief Executive Officer in August 2018. Prior to joining the Company as a Director in June 2018, Mr. Norbe was the President, North America of KaVo Kerr, a subsidiary of the Danaher Corporation, where he held executive leadership positions from 2006 to 2018, including President of Kerr North America, and Vice President and General Manager, Metrex Medical – Sybron Dental Specialties. Mr. Norbe holds a Bachelor of Science degree in Marketing from Bloomsburg University and a Master of Business Administration in Management from Fairleigh Dickinson University.

John R. Beaver was named Senior Vice President and Chief Financial Officer in October 2017 and was promoted to Executive Vice President and Chief Financial Officer in August 2018. Prior to joining the Company, Mr. Beaver served as the Chief Financial Officer of Silicor Materials, Inc., a global leader in the production of solar silicon, from 2009 to 2013 and 2015 to 2017. Mr. Beaver also served on the Board of Directors of Silicor Materials, Inc. from 2013 to 2015. From 2013 to 2015, Mr. Beaver was Chief Financial Officer for Modumetal, Inc., a nano-laminated alloy company focused on oil and gas applications. Prior to 2009, Mr. Beaver was Senior Vice President — Finance and Chief Financial Officer at Sterling Chemicals, a mid-sized public commodity chemical manufacturer. Mr. Beaver holds a Bachelor of Business Administration in Accounting from the University of Texas at Austin and is a Certified Public Accountant.

Board of Directors

At August 30, 2019, the Company’s Board of Directors consisted of six directors whose term of office expires at our 2020 annual meeting of stockholders.

Name	Age	Director Since
Richard B. Lanman, M.D.	64	October 2017
Jonathan T. Lord, M.D.	65	August 2014
Todd A. Norbe	52	June 2018
Jess Roper	55	June 2018
Garrett Sato	58	April 2018
Elaine C. Wagner, D.D.S.	65	October 2018

Richard B. Lanman, M.D. is the Chief Medical Officer of Guardant Health, Inc., a company specializing in non-invasive cancer diagnostics, based in Redwood City, California. From 2008 to 2014, Dr. Lanman was Chief Medical Officer of Veracyte, Inc., a genomic diagnostics company. He previously served as Chief Medical Officer for two diagnostics companies and as Senior Vice President and Medical Director of San Jose Medical Group. Dr. Lanman received a Bachelor of Science degree in Chemistry from Stanford University and a Doctor of Medicine degree from Northwestern University. Dr. Lanman provides our Board with extensive business experience in biotechnology innovation, development and commercialization, as well as executive management experience.

Jonathan T. Lord, M.D. is a board-certified forensic pathologist and Fellow of the College of American Pathologists. From March 2012 to January 2013, Dr. Lord was the Chief Operating Officer of the University of Miami Leonard M. Miller School of Medicine and the Uhealth-University of Miami Health System, a healthcare network in south Florida. From August 2011 to March 2012, Dr. Lord served as the Chief Innovation Officer at the University of Miami, Florida. From April 2009 to January 2010, Dr. Lord served as President and Chief Executive Officer of Navigenics, Inc., a privately held healthcare company. Prior to this role, he served as a senior executive in a variety of healthcare organizations including the Anne Arundel Medical Center and SunHealth and served as the Chief Operating Officer of the American Hospital Association. Dr. Lord is also the former Chief Innovation Officer and Senior Vice President of Humana Inc. He began his medical career in the U.S. Navy, serving for 11 years in a number of leadership roles in the Navy Medical Department. From 2008 to 2017, Dr. Lord served on the board of directors of DexCom, Inc., a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems, and from 2010 to 2017, he served as its Chairman. Dr. Lord previously served as a director of Stericycle, Inc., a publicly traded medical and pharmaceutical waste management company, and MAKO Surgical Corp., a publicly traded medical device company that was sold to Stryker Corp. in 2013. Dr. Lord also serves or has served as a director of a number of private companies. Dr. Lord received a Bachelor of Science degree in Chemistry and a Doctor of Medicine degree from the University of Miami. Dr. Lord has also earned certificates in Governance and Audit from Harvard Business School. Mr. Lord brings to our Board wide-ranging business and operational experience, including expertise in business transactions.

Todd A. Norbe is our President and Chief Executive Officer. Refer to his biography under “Management—Executive Officers.”

Jess Roper most recently served as the Senior Vice President and Chief Financial Officer of DexCom, Inc., where he held executive leadership positions from 2005 until retiring in April 2017. DexCom, Inc. is a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems. While at DexCom, Inc., Mr. Roper also served as its Vice President and Chief Financial Officer and as the Director of Finance. During his tenure, DexCom, Inc. transitioned from a pre-revenue privately held medical device company to a multi-national, publicly traded entity. Mr. Roper previously held financial management positions with two other publicly traded companies and one venture-funded company. Earlier in his career, Mr. Roper was an auditor with PricewaterhouseCoopers and a bank and information systems examiner with the Office of the Comptroller of the Currency. Mr. Roper has a Master of Science degree in Corporate Accountancy and a Bachelor of Science degree in Business Administration in Finance from San Diego State University. He is a Certified Public Accountant and member of the Corporate Directors Forum. Mr. Roper brings to our Board business and operational experience, including capital markets experience.

Garrett Sato is an Executive Partner at Inverness Graham Investments, a private investment firm that acquires manufacturing, technology and services companies, a position he has held since June 2013. Since October 2015, Mr. Sato has served as a Consultant to Vita North America, a dental products company focused on shade technology, and since May 2017, Mr. Sato has served as an Executive Advisor to Orchestrate 3D, a company that uses 3D technology to provide dental products and services. From December 2013 to February 2016, Mr. Sato was the Chairman and Chief Executive Officer of Danville Materials LLC, a manufacturer of restorative consumables and small equipment for the dental market, which was owned by Inverness Graham Investments from January 2014 to February 2016. From June 2011 to December 2013, Mr. Sato served as an advisor or consultant for several companies in the dental products industry: Isolite Corporation, Shofu Dental Corporation, Clinical Research Dental and Mani, Inc. From October 2009 to June 2011, Mr. Sato served as the Executive Vice President of Discus Dental L.L.C., a manufacturing, distributing and marketing company focused on tooth whitening products. From July 2004 to September 2009, Mr. Sato was the President of Orascoptic and its Surgical Acuity brand, a provider of vision solutions for dental professionals, and from August 1996 to March 2006, he served as Vice President, International, of Kerr Corporation, a provider of dental supplies. Mr. Sato also serves or has served as a director of a number of private companies. Mr. Sato holds a Bachelor of Science degree in Marketing from California State University, Long Beach. Mr. Sato brings to our Board extensive management and operational experience, particularly in the dental industry.

Elaine C. Wagner, D.D.S. currently serves as the Registrar/Executive Director for the International College of Dentists USA Section, a position she had held since January 10, 2017. Dr. Wagner is a retired United States

Navy Rear Admiral with 33 of service. Dr. Wagner is the first female board-certified pediatric dentist to be promoted to the rank of Rear Admiral, upper-half, in the United States Navy Dental Corps. From 2014 until she retired in 2017, Dr. Wagner served at the Navy’s Bureau of Medicine and Surgery in Falls Church, Virginia as the Director for Readiness and Health. From 2011 to 2014, she served as the commander of Navy Medicine East and Naval Medical Center Portsmouth and as director of the Tidewater Enhanced Multi-Service Market. She has previously served as the director, Medical Resources Plans and Policy Division for the Navy and chief, Navy Dental Corps and has held command of the Naval Health Clinic New England, as well as several other leadership positions. She was also assigned to the National Naval Medical Center as the Dental Department’s first pediatric dentist in 1992. Dr. Wagner holds a Bachelor of Arts degree from Butler University and a Doctor of Dental Surgery from Indiana School of Dentistry. Dr. Wagner brings to our Board extensive management and operational experience in the dental industry.

DESCRIPTION OF CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our charter and bylaws as currently in effect. Copies of our Restated Certificate of Incorporation, as amended, and our Seventh Amended and Restated Bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

Our Authorized Capital Stock

Under our charter, we are authorized to issue 40,000,000 shares of our common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 par value per share. As of August 30, 2019, there were 21,914,402 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Each of our directors is elected by the affirmative vote of a majority of the votes cast with respect to such director in uncontested elections. In a contested election, each of our directors is elected by an affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote with respect to the election of such director. A “contested election” is defined in our bylaws as an election with respect to which, as of the record date for the meeting at which directors are to be elected, the number of nominees exceeds the number of directors to be elected at such meeting. Vacancies on the Board of Directors may be filled by an affirmative vote of two-thirds of the remaining members of the Board of Directors or at a meeting of the stockholders in the manner set forth in the second preceding sentence.

Subject to any preferential rights of any outstanding shares of our preferred stock to receive dividends before any dividends may be paid on our common stock, the holders of our common stock will be entitled to share ratably in any dividends that may be declared by our Board of Directors out of funds legally available for the payment of dividends. Subject to any preferential rights of any outstanding shares of our preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any redemption rights or any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock.

Preferred Stock

Our charter authorizes our Board of Directors to provide for the issuance of shares of preferred stock in one or more series without further authorization from stockholders. Prior to issuance of shares of each series, our Board of Directors is required by the DGCL and our charter to fix the designation, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof.

Anti-Takeover Provisions of Delaware Law and Our Governing Documents

Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•

prior to the time the stockholder became an interested stockholder, either the applicable business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include, in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three year period.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or by an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 and approved by a majority of its outstanding voting shares. We have not opted out of Section 203. As a result, Section 203 could delay, deter or prevent a merger, change of control or other takeover of our Company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock, and may also limit the price that investors are willing to pay in the future for our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue one or more series of preferred stock with voting or other rights or preferences. Thus, our Board of Directors could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or rights upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our Company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Our stockholders may take action by written consent in lieu of a meeting as provided in our bylaws. Our bylaws provide that certain procedures, including notifying the Board of Directors and awaiting a record date, must be followed for stockholders to act by written consent. A special meeting of our stockholders may be called only by our Board of Directors, the Chairman of the Board, the Executive Vice Chairman, the Chief Executive Officer or the President. A special meeting may also be called at the request of stockholders holding a majority of the aggregate number of shares of capital stock of the Company issued and outstanding and entitled to vote at that meeting (subject to certain timeliness and content requirements of the demand).

Amendment of Certificate of Incorporation and Bylaws

Our charter may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding after a resolution of our Board of Directors declaring the advisability of such amendment has been adopted in accordance with Delaware law. Our bylaws may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding (and entitled to vote on the subject matter) present in person or represented by proxy at a meeting of stockholders provided that notice thereof is stated in the written notice of the meeting. Our bylaws may also be amended by a majority of the Board of Directors in accordance with Delaware law and our charter, except that certain sections of our bylaws (including but not limited to certain provisions regarding special meetings, voting, officers, and approval of securities issuances) require either the affirmative vote of two-thirds of the persons then serving as directors on the Board of Directors or our stockholders.

Forum Selection

Unless the Board of Directors acting on behalf of the Company selects an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our stockholders, (iii) any action asserting a claim against the Company or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our charter or our bylaws or (iv) any action asserting a claim against the Company or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over all indispensible parties named as defendants.

If any action the subject matter of which is within the scope of the immediately preceding paragraph is filed in a court other than a court located within the State of Delaware in the name of any stockholder, such stockholder will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provision (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the action outside of the State of Delaware as agent for such stockholder.

Stock Exchange Listing

Our common stock trades on The Nasdaq Capital Market under the symbol “BIOL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock issued pursuant to the offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Internal Revenue Code of 1986, as amended (the “Code”), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and regulations, rulings, administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, financial institution, holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment, subject to special tax accounting rules as a result of any item of gross income with respect to stock being taken into account in an applicable financial statement, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law or a contrary position taken by the IRS or a court will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner (including certain determinations made at the partners level) and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.” If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the taxable disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification (on IRS Form W-8ECI) and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on Taxable Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other taxable disposition on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other taxable disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we currently are not, and do not anticipate becoming, a “United States real property holding corporation. Because the determination of whether we are a “United States real property holding corporation” depends, however, on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a “United States real property holding corporation” or will not become one in the future. If we are or become a “United States real property holding corporation,” however, so long as our common stock is “regularly traded” (as defined in applicable Treasury regulations) on an established securities market during the calendar year in which the sale or other taxable disposition occurs, gain arising from a non-U.S. holder’s sale or other taxable disposition of our common stock will be subject to U.S. federal income tax only if such non-U.S. holder holds or held, actually or constructively, more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Distributions of dividends paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends on our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Current provisions of the Code and Treasury Regulations that govern FATCA treat gross proceeds from the sale or other disposition of instruments that can produce U.S.-source interest (such as our common stock) as subject to FATCA withholding after December 31, 2018. However, under recently proposed Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), such gross proceeds are not subject to FATCA withholding. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

We have entered into an underwriting agreement with The Benchmark Company, LLC (“Benchmark”) and Dougherty & Company LLC, pursuant to which Benchmark and Dougherty & Company LLC are acting as joint co-lead managing underwriters with respect to the shares of common stock subject to the offering. In connection with the offering and subject to certain terms and conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of such underwriter:

Underwriters	Number of Shares
The Benchmark Company, LLC
Dougherty & Company LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriters an option to purchase up to an additional                  shares of common stock from us at the public offering price, less the underwriting discount, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30 day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the offering, the public offering price and concession may be changed by the underwriters. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting discounts. The underwriters’ discount will be 6.875% of the gross proceeds of the offering, excluding any gross proceeds received from Jack W. Schuler and his affiliated foundation and Oracle Investment Management, Inc. and its affiliates, or $             per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $             and are payable by us. In addition, we have agreed to reimburse the underwriters for certain of their expenses in an amount up to $125,000. We have also agreed to pay certain costs and expenses of the underwriters relating to background checks of our senior management in an amount up to $5,000.

The following table shows the underwriting discount and non-accountable expense allowance payable to the underwriters by us in connection with the offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

Total
	Per Share	Without Over-allotment	With Over-allotment
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Non-accountable expense allowance	$	$	$

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, other than with respect to the registration of shares of our common stock to be issued under an equity incentive plan, without the prior written consent of Benchmark and Dougherty & Company LLC for a period of 90 days following the date of this prospectus (the “Lock-Up Period”). This consent may be given at any time. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in the offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants or the vesting of outstanding restricted stock units and (iii) the issuance of employee stock options not exercisable during the Lock-Up Period and the grant or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or other arrangements described in this prospectus or the documents incorporated by reference herein.

In addition, our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, these individuals have agreed, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for our shares of common stock for a period of 90 days following the date of this prospectus, without first obtaining the written consent of Benchmark and Dougherty & Company LLC. Specifically, these individuals have agreed, in part, not to:

•

offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether now owned or hereafter acquired or with respect to which such person has or later acquires the power of disposition, whether any such transaction is to be settled by delivery of shares of our common stock, in cash, or otherwise;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery shares of our common stock, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap or other arrangement relating to any shares of our common stock.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ website or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, each underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Right of First Refusal

For a period of 12 months following the closing of the offering, we have granted Benchmark and Dougherty & Company LLC the right of first refusal to act as lead or joint-lead investment banker, lead or joint-lead book-runner and/or lead or joint-lead placement agent, for every future public and private equity and debt offering, including all equity-linked financings, for us, or any successor to or any subsidiary of us as of such time, on terms customary to Benchmark and Dougherty & Company LLC.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

European Economic Area

Neither this prospectus nor any related free writing prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus and any related free writing prospectus have been prepared on the basis that any offer of shares of the Company’s common stock in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of BIOLASE, Inc.’s common stock. Accordingly any person making or intending to make an offer in that Member State of shares of BIOLASE, Inc.’s common stock which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for BIOLASE, Inc. or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither BIOLASE, Inc. nor the underwriters have authorised, nor do they authorise, the making of any offer of shares of BIOLASE, Inc.’s common stock in circumstances in which an obligation arises for BIOLASE, Inc. or the underwriters to publish a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In relation to each Member State, no offer to the public of any shares of BIOLASE, Inc.’s common stock which are the subject of the offering contemplated by this prospectus and any related free writing prospectus may be made in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by BIOLASE, Inc. for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of BIOLASE, Inc.’s common stock shall require BIOLASE, Inc. or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of shares of BIOLASE, Inc.’s common stock to the public” in relation to any shares of BIOLASE, Inc.’s common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of BIOLASE, Inc.’s common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of BIOLASE, Inc.’s common stock.

United Kingdom

The communication of this prospectus, any related free writing prospectus and any other document or materials relating to the issue of the shares of BIOLASE, Inc.’s common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of BIOLASE, Inc.’s common stock offered hereby are only available to, and any investment or investment activity to which this prospectus and any related free writing prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any related free writing prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any of the shares of BIOLASE, Inc.’s common stock may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to BIOLASE, Inc.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of BIOLASE, Inc.’s common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the offering.

LEGAL MATTERS

Certain legal matters relating to the validity of the shares of common stock offered hereby will be passed upon by Sidley Austin LLP, Chicago, Illinois. Michael A. Gordon, a stockholder of the Company, is a partner in such firm. As of August 30, 2019, Mr. Gordon beneficially owned securities representing less than one percent of the outstanding common stock of the Company. Certain legal matters in connection with the offering will be passed upon for the underwriters by Gusrae Kaplan Nusbaum PLLC, New York, New York.

EXPERTS

The consolidated financial statements and schedule of BIOLASE, Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 incorporated by reference into this prospectus have been so incorporated in reliance upon the report of BDO USA, LLP, an independent registered accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information contained in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below which have been filed by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) subsequent to the date of the initial filing of the registration statement of which this prospectus forms a part until the offering of the securities covered by this prospectus is completed:

1.

Our Annual Report on Form  10-K, for the year ended December 31, 2018, filed with the SEC on March  8, 2019 (including the portions of our Definitive Proxy Statement on Schedule 14A relating to our 2019 annual meeting of stockholders that are incorporated by reference in our Annual Report on Form 10-K, filed with the SEC on April 10, 2019);

2.	Our Quarterly Reports on Form 10-Q, for the quarters ended March 31, 2019 and June 30, 2019, filed with the SEC on May 10, 2019 and August 9, 2019, respectively;

3.	Our Current Reports on Form 8-K, filed with the SEC on January 31, 2019, May 20, 2019 and August 26, 2019; and

4.	The description of the common stock contained in our Registration Statement on Form 8-A as filed with the SEC on October 30, 1991.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: BIOLASE, Inc., 4 Cromwell, Irvine, California 92618, Attention: Investor Relations, telephone: (949) 361-1200.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at www.sec.gov, as well as at our website at www.biolase.com.

Information on any BIOLASE, Inc. website, any subsection, page, or other subdivision of any BIOLASE, Inc. website, or any website linked to by content on any BIOLASE, Inc. website, is not part of this prospectus and you should not rely on that information unless that information is also in this prospectus or incorporated by reference in this prospectus.

                     Shares

BIOLASE, Inc.

Common Stock

Prospectus

            , 2019

Joint Book-Running Managers

Benchmark Company

Dougherty & Company LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the offering of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee		$1,052.63
FINRA filing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. Section 145 of the DGCL also authorizes corporations to purchase and maintain insurance on behalf of such persons so indemnified. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

The Company’s Restated Certificate of Incorporation, as amended (the “charter”), provides that, to the extent permitted by applicable law, the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. The charter eliminates the personal liability of directors to the fullest extent permitted by the DGCL. The Company’s Seventh Amended and Restated Bylaws (the “bylaws”) provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the registrant shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal or legal representatives. The Company has also obtained liability insurance for its officers and directors and has entered into indemnification agreements with its directors and officers.

The foregoing statements are subject to the provisions of Sections 145 and 102(b)(7) of the DGCL, the Company’s bylaws and the Company’s charter, which bylaws and charter have been filed as exhibits to this registration statement.

The underwriting agreement provides for indemnification by the underwriters of the Company and its officers and directors, and by the Company of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with the offering.

Item 15.	Recent Sales of Unregistered Securities.

On April 18, 2017, the Company sold 80,644 shares of its Series D Participating Convertible Preferred Stock at a price per share of $124.00, which converted into 8,064,400 shares of the Company’s common stock on June 30, 2017, and warrants to purchase up to an aggregate of 3,925,871 shares of the Company’s common stock at an exercise price of $1.80 per share. Total proceeds from the private placement, before expenses, equaled $10.5 million. The shares of preferred stock and warrants were offered in reliance upon exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 4(a)(2) of the Securities Act and rules promulgated thereunder and corresponding provisions of state securities laws. Each of the purchasers was either a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act or an “accredited investor” as defined in Rule 501(a) under the Securities Act. The issuance of common stock upon conversion of the preferred stock was made in reliance upon the exemption from registration requirements in Section 3(a)(9) of the Securities Act.

On August 8, 2016, the Company sold 88,494 shares of its Series C Participating Convertible Preferred Stock at a price per share of $113.00, which converted into 8,849,400 shares of the Company’s common stock on September 30, 2016, and warrants to purchase up to an aggregate of 2,035,398 shares of the Company’s common stock at an exercise price of $2.00 per share. Total proceeds from the private placement, before expenses, equaled $10.0 million. The shares of preferred stock and warrants were offered in reliance upon exemptions from registration under the Securities Act afforded by Section 4(a)(2) of the Securities Act and rules promulgated thereunder and corresponding provisions of state securities laws. Each of the purchasers was either a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act or an “accredited investor” as defined in Rule 501(a) under the Securities Act. The issuance of common stock upon conversion of the preferred stock was made in reliance upon the exemption from registration requirements in Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

			Incorporated by Reference
Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

1.1	Form of Underwriting Agreement	(1)

3.1.1	Restated Certificate of Incorporation, including, (i) Certificate of Designations, Preferences and Rights of 6% Redeemable Cumulative Convertible Preferred Stock of the Registrant; (ii) Certificate of Designations, Preferences and Rights of Series A 6% Redeemable Cumulative Convertible Preferred Stock of the Registrant; (iii) Certificate of Correction Filed to Correct a Certain Error in the Certificate of Designation of the Registrant; and (iv) Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock of the Registrant		S-1, Amendment No. 1	12/23/2005	3.1	12/23/2005

3.1.2	Amendment to Restated Certificate of Incorporation		8-K	05/10/2012	3.1	05/16/2012

3.1.3	Second Amendment to Restated Certificate of Incorporation		8-A/A	11/04/2014	3.1.3	11/04/2014

3.1.4	Certificate of Elimination of Series B Junior Participating Cumulative Preferred Stock		8-K	11/10/2015	3.1	11/12/2015

3.1.5	Certificate of Designations, Preferences and Rights of Series C Participating Convertible Preferred Stock of the Registrant		8-K	08/08/2016	3.1	08/08/2016

3.1.6	Certificate of Elimination of Series C Participating Convertible Preferred Stock of the Registrant		8-K	04/18/2017	3.1	04/20/2017

3.1.7	Certificate of Designations, Preferences and Rights of Series D Participating Convertible Preferred Stock of the Registrant		8-K	04/18/2017	3.2	04/20/2017

3.1.8	Third Amendment to Restated Certificate of Incorporation		S-3	07/21/2017	3.4	07/21/2017

3.1.9	Fourth Amendment to Restated Certificate of Incorporation		8-K	05/10/2018	3.1	05/11/2018

3.2	Seventh Amended and Restated Bylaws of the Registrant, adopted on October 8, 2018		8-K	10/08/2018	3.1	10/09/2018

			Incorporated by Reference
Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

4.1	Form of Warrant Issued on November 7, 2014 (attached as Exhibit A to the Securities Purchase Agreement, dated November 3, 2014, among the Registrant and the investors listed on Schedule I thereto)		8-K	11/03/2014	99.1	11/07/2014

4.2	Form of Warrant Issued on August 8, 2016 (attached as Exhibit B to the Securities Purchase Agreement, dated August 1, 2016, among the Registrant and the investors listed on Schedule I thereto)		8-K	08/01/2016	99.1	08/02/2016

4.3	Form of Warrant Issued on April 18, 2017		DEF14A	06/30/2017	D	05/19/2017

4.4	Warrant to Purchase Stock Issued on March 6, 2018 to Western Alliance Bank		10-K	12/31/2017	4.4	03/14/2018

4.5	Warrant to Purchase Stock Issued on September 27, 2018 to Western Alliance Bank		10-Q	09/30/2018	4.1	11/14/2018

4.6	Warrant to Purchase Stock Issued on November 9, 2018 to SWK Funding, LLC		10-Q	09/30/2018	4.2	11/14/2018

5.1	Opinion of Sidley Austin LLP	(1)

10.1	2002 Stock Incentive Plan, as amended		DEF14A	05/06/2016	A	04/07/2016

10.2	Form of Stock Option Agreement under the 2002 Stock Incentive Plan (attached as Exhibit A to the Notice of Grant of Stock Option under the 2002 Stock Incentive Plan – Discretionary Option Grant Program)		10-K	12/31/2004	10.26	07/19/2005

10.3	Form of Option Award Notice for California Employees under the 2002 Stock Incentive Plan		10-Q	09/30/2015	10.2	11/06/2015

10.4	Form of Option Award Notice for Non-California Employees under the 2002 Stock Incentive Plan		10-Q	09/30/2015	10.3	11/06/2015

10.5	Form of Option Award Notice for Non-Employee Directors under the 2002 Stock Incentive Plan		10-Q	09/30/2015	10.4	11/06/2015

10.6	Form of Restricted Stock Unit Award Notice for Non-Employee Directors under the 2002 Stock Incentive Plan		10-Q	09/30/2015	10.5	11/06/2015

10.7	Form of Indemnification Agreement between the Registrant and its officers and directors		10-Q	09/30/2005	10.1	11/09/2005

			Incorporated by Reference
Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

10.8	Lease, dated January 10, 2006, by and between the Registrant and The Irvine Company LLC		8-K	01/10/2006	10.1	01/17/2006

10.9	Third Amendment to Lease, dated March 16, 2015, by and between the Registrant and The Irvine Company LLC		10-Q	03/31/2015	10.3	05/01/2015

10.10	Securities Purchase Agreement, dated August 1, 2016, among the Registrant and the investors listed on Schedule I thereto		8-K	08/01/2016	99.1	08/02/2016

10.11	Securities Purchase Agreement, dated April 11, 2017, among the Registrant and the investors listed on Schedule I thereto		8-K	04/11/2017	99.1	04/14/2017

10.12	Employment Agreement, dated May 14, 2015, by and between the Registrant and Harold C. Flynn, Jr.		10-Q	06/30/2015	10.2	08/07/2015

10.13	Inducement Restricted Stock Unit Award Agreement, dated July 14, 2015, by and between the Registrant and Harold C. Flynn, Jr.		8-K	07/12/2015	10.2	07/15/2015

10.14	Acknowledgment Letter, dated November 22, 2016, by and between the Registrant and Harold C. Flynn, Jr.		10-K	12/31/2016	10.18	03/10/2017

10.15	Form of Stock Option Agreement for inducement grants made to John R. Beaver on September 30, 2017		8-K	09/30/2017	10.1	10/03/2017

10.16	Business Financing Agreement, dated as of March 6, 2018, by and among the Registrant, Western Alliance Bank, BL Acquisition Corp. and BL Acquisition II Inc.		10-K	12/31/2017	10.26	03/14/2018

10.17	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated as of March 6, 2018, by and between the Registrant in favor of the Export Import Bank of the United States and Western Alliance Bank		10-K	12/31/2017	10.27	03/14/2018

10.18	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated as of March 6, 2018, by and between BL Acquisition Corp. in favor of the Export Import Bank of the United States and Western Alliance Bank		10-K	12/31/2017	10.28	03/14/2018

			Incorporated by Reference
Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

10.19	Export-Import Bank of the United States Working Capital Guarantee Program Borrower Agreement, dated as of March 6, 2018, by and between BL Acquisition II Inc. in favor of the Export Import Bank of the United States and Western Alliance Bank		10-K	12/31/2017	10.29	03/14/2018

10.20	Waiver and Business Financing Modification Agreement (First Amendment to Business Financing Agreement), dated as of August 13, 2018, by and among the Registrant, Western Alliance Bank, BL Acquisition Corp., and BL Acquisition II Inc.		10-Q	09/30/2018	10.3	11/14/2018

10.21	Business Financing Modification Agreement (Second Amendment to Business Financing Agreement), dated as of September 27, 2018, by and between the Registrant, Western Alliance Bank, BL Acquisition Corp., and BL Acquisition II Inc.		10-Q	09/30/2018	10.4	11/14/2018

10.22	Business Financing Modification Agreement (Third Amendment to Business Financing Agreement), dated as of October 22, 2018, by and among the Registrant, Western Alliance Bank, BL Acquisition Corp., and BL Acquisition II Inc.		10-Q	09/30/2018	10.5	11/14/2018

10.23	Credit Agreement dated as of November 9, 2018, by and between the Registrant and SWK Funding LLC		10-Q	09/30/2018	10.6	11/14/2018

10.24	Separation Agreement, dated April 30, 2018 by and between the Registrant and Harold C. Flynn, Jr.		8-K/A	04/10/2018	10.1	05/03/2018

10.25	Employment Agreement, dated August 7, 2018, by and between the Registrant and Todd Norbe		8-K	08/07/2018	10.1	08/08/2018

10.26	Confidential Settlement Agreement, dated January 25, 2019, by and between the Registrant and CAO Group, Inc.		10-K	12/31/2018	10.28	03/08/2019

10.27	First Amendment to Credit Agreement, dated as of May 7, 2019, by and between the Registrant and SWK Funding LLC		10-Q	03/31/2019	10.8	05/10/2019

10.28	Letter Agreement, dated August 20, 2019, by and between the Registrant and SWK Funding LLC	X

			Incorporated by Reference
Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

10.29	Standstill Agreement, dated November 10, 2015, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation		8-K	11/10/2015	99.1	11/12/2015

10.30	Standstill Agreement, dated November 10, 2015, by and among the Registrant and Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC, and Oracle Investment Management, Inc.		8-K	11/10/2015	99.2	11/12/2015

10.31	Amendment to Standstill Agreement, dated August 1, 2016, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation		8-K	08/01/2016	99.2	08/02/2016

10.32	Amendment to Standstill Agreement, dated August 1, 2016, by and among the Registrant, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC and Oracle Investment Management, Inc.		8-K	08/01/2016	99.3	08/02/2016

10.33	Amendment to Standstill Agreement, dated November 9, 2017, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation		8-K	11/09/2017	99.1	11/09/2017

10.34	Amendment to Standstill Agreement, dated November 9, 2017, by and among the Registrant, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC and Oracle Investment Management, Inc.		8-K	11/09/2017	99.2	11/09/2017

21.1	Subsidiaries of the Registrant		10-K	12/31/2018	21.1	03/08/2019

23.1	Consent of Independent Registered Public Accounting Firm, BDO USA, LLP	X

23.2	Consent of Sidley Austin LLP (contained in Exhibit 5.1)	(1)

24.1	Power of Attorney (contained herein on signature page)	X

(1)	To be filed by amendment.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 4, 2019.

BIOLASE, INC.

By:	/s/ Todd A. Norbe
Todd A. Norbe
President and Chief Executive Officer

By:	/s/ John R. Beaver
John R. Beaver
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Todd A. Norbe and John R. Beaver, and each of them, as his or her attorney-in-fact, with power of substitution, in his or her name and in the capacity indicated below, to sign any and all further amendments (including post-effective amendments), and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, to this registration statement on Form S-1 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd A. Norbe Todd A. Norbe	President and Chief Executive Officer (Principal Executive Officer) and Director	September 4, 2019

/s/ John R. Beaver John R. Beaver	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 4, 2019

/s/ Jonathan T. Lord Jonathan T. Lord	Director and Chairman of the Board	September 4, 2019

/s/ Richard B. Lanman Richard B. Lanman	Director	September 4, 2019

/s/ Garrett Sato Garrett Sato	Director	September 4, 2019

/s/ Jess Roper Jess Roper	Director	September 4, 2019

/s/ Elaine C. Wagner Elaine C. Wagner	Director	September 4, 2019